Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

SALEEN AUTOMOTIVE, INC.
2735 Wardlow Road
Corona, CA 92882
https://www.saleen.com/

Up to $1,235,000.00 in Common Stock at $1.25
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: SALEEN AUTOMOTIVE, INC.
Address: 2735 Wardlow Road, Corona, CA 92882
State of Incorporation: DE
Date Incorporated: August 06, 2021

Terms:

Equity

Offering Minimum: $15,000.00 | 12,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 988,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.25
Minimum Investment Amount (per investor): $498.75

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perks

Invest within the first 72 hours and receive 20% bonus shares

Invest within the first week and receive 15% bonus shares

Invest within the first two weeks and receive 10% bonus shares

Invest within the first three weeks and receive 5% bonus shares

Amount-Based Perks

Lap Record Perk — Invest $1,500+ and receive 5% bonus shares

Supercar Perk — Invest $5,000+ and receive 10% bonus shares

Winners Perk — Invest $25,000+ and receive 15% bonus shares and a $2,500 credit on purchase of a new Saleen vehicle

Champions Perk — Invest $50,000+ and receive 20% bonus shares and a $5,000 credit on purchase of a new Saleen vehicle

Grand Prix Perk** — Invest $100,000+ and receive 20% bonus shares and a trip for 2 to Southern California, Saleen Mustang for the weekend, personal meeting + dinner with Steve Saleen

Loyalty Bonus

10% bonus shares to our existing shareholders, pledge holders, and TTW reservation holders.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

*** Includes coach class airfare from anywhere within the continental United States.*

The 10% StartEngine Owners' Bonus

SALEEN AUTOMOTIVE, INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus 5% Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

SALEEN AUTOMOTIVE, INC. ("Saleen," the "Company", "We", or "Our") is an original equipment manufacturer ("OEM") of high-performance vehicles ("Saleen OEM") that are built from the ground up. The Company designs, develops, manufactures, and sells high-performance vehicles built from the base chassis of major American automobile manufacturers ("Saleen Signature Cars"). These Saleen-badged cars traditionally include high horse-powered engines, transmissions, suspensions, interior trims, and aerodynamics, to set them apart from their counterparts. All Saleen models are tested and built at Saleen's private facility in Corona, California. The Company also provides engineering, development, and design consulting services on a project basis for automotive manufacturers worldwide. The Company currently has customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets.

We are an original equipment manufacturer ("OEM") of high-performance vehicles that we build from the ground up, called the Saleen Original Series. We also design, develop, manufacture and sell high-performance vehicles built from base chassis of major American automobile manufacturers, which we refer to as "Saleen Signature Cars". We currently have customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets. We also provide engineering, development and design consulting services on a project basis for automotive manufacturers worldwide.

Summary of entity here:

Saleen Automotive, Inc. ("Saleen," "we," "us," "our," or the "Company") was formed on August 6, 2021, under the laws of Delaware, and is headquartered at 2735 Wardlow Road, Corona, CA 92882. Our predecessor, Saleen Automotive, Inc., was formed under the laws of Nevada on June 24, 2011 (the "Predecessor"). On August 6, 2021, the Company undertook a merger transaction to reorganize under Delaware law. As a result of that merger, Saleen became a Delaware C corporation that wholly owns SLN Merger Sub, LLC ("SLN Sub"), into which the Predecessor was merged, and is our operating company. The Predecessor executed a merger that closed on June 26, 2013, and the Saleen Entities merged with the Company and approximately 93% of the Company's common stock was owned, collectively, by Saleen and the former holders of the outstanding capital stock of Saleen Automotive. The transaction was accounted for as a recapitalization with the Saleen Entities deemed the acquiring companies for accounting purposes, and the Company deemed the legal acquirer. In June 2013, the Company amended its articles of incorporation to change its name to Saleen Automotive, Inc.

Our parent Company, Saleen Automotive, Inc. was founded in Corona, CA in 2021, and wholly owns SLN Merger Sub LLC. SLN Merger Sub LLC wholly owns Saleen Sales Corporation (CA Corp, founded in 2013) and Saleen Signature Cars (CA Corp, founded in 2008).

Business model

We make our revenue by designing, developing, and manufacturing automobiles. Currently, the majority of our revenue comes from the Saleen Signature Series, which are high-performance automobiles based on the chassis of globally popular Ford automobiles such as the Ford Mustang, Ford F-150, and Ford Bronco. Our newest revenue stream will come from the production and sales of the Saleen Original Series, which are Saleen automobiles that are designed, developed, and produced entirely in-house by Saleen Automotive. The first model of the Saleen Original Series will be the Saleen S1, a two seater sports car that will have the qualities, performance, and features of high end luxury European sports cars, but at a more attractive price. The S1 is only the beginning of the Saleen Original Series, which over time will feature an array of automobiles.

IP

We own all of our Intellectual Property, especially as it relates to the Saleen S7, one of America's most successful supercars. Additionally, millions have been spent developing the S1, which is the next car that we are planning to launch as a part of the Saleen Original Series.

In total, Steve Saleen has 25 patents to his name across multiple facets of automobile design, developing, and manufacturing.

Competitors and Industry

Competitors

Saleen Automobiles live at the intersection of 1) American Muscle Cars made by companies such as Ford, Chevrolet, Jeep, and Dodge, 2) Premium Luxury Cars made by Cadillac, Lexus, Infiniti, Acura, and Genesis and 3) High-Performance Cars such as Porsche, Ferrari, Lamborghini, McLaren, BMW, Audi, and Mercedes. We view all of these manufacturers as our competitors, because we echo the history, bravado, and price point of American Muscle Cars, the features and look of Premium Luxury Cars, and the speed and performance of High-Performance Cars.

Industry

The luxury car market was estimated to be $617bn in 2022 and is expected to grow at a compound annual growth rate of 6.9% from 2023 to 2030, reaching over $1 trillion by 2030. We hope to capitalize on this growth by launching the Saleen Original Series, first with the S1 and then introducing additional models in the coming years.

We believe it's an exciting time in the automobile industry, especially after some downturns due to the COVID pandemic, and we are excited to be a part of this growth and turnaround, especially in the US market.

Current Stage and Roadmap

Current Stage

We are currently in-market with our Saleen Signature Series vehicles, and in R&D, prototyping, certification stages with new products.

We have a 40 year history in the automotive industry, starting out in competitive racing and quickly moving to manufacturing high-performance automobiles. Our oldest and most successful business line is a 40 year history with the Ford Motor Company, where we design, develop, manufacture, and sell high-performance vehicles based on the chassis of the Ford Mustang, Ford F-150, and Ford Bronco. This line of business is called the Saleen Signature Series. We currently have plans to launch the Saleen Original Series, which includes the Saleen S1, a two-seater sports car entirely developed and designed by Saleen Automotive. We are fundraising to bring this car to market and eventually launch other cars in the Saleen Original Series.

As we recover from the pandemic, including lack of supply from Ford and supply chain constraints, we continue to see revenue growth year over year and are currently experiencing more demand that we can currently meet. We are seeing a record number of orders since the start of the pandemic and are optimistic about the growth of our largest revenue stream, the Saleen Signature Series, along with the projected revenue that we expect to see once the Saleen S1 hits the market.

Roadmap

An investor will be able to become a part of American and Worldwide Automotive history when they purchase shares in Saleen Automotive. They'll be investing in a Company that is already generating revenue through its relationship with Ford Motor Company, including a 40 year history of racing and manufacturing. Additionally, an investor will be able to get in on the beginning of the launch of the Saleen S1, a high performance American-made supercar. We believe this is only the beginning of the Saleen Original Series, which may prove to be a record changing entrant to the global luxury car market.

Prior Litigation and Regulatory Actions

Between 2013 and 2019, we, certain of our subsidiaries and predecessors-in interest, and Steve Saleen, our chief executive officer and director, were named as defendants in various breach of contract and breach of warranty lawsuits, all of which have been dismissed or settled. In addition, in 2023, a judgement in the amount of $3,808 was entered against us in Iowa Small Claims Court, which judgement we are in the process of disputing. In October 2017, the Securities & Exchange Commission (the "SEC") issued an order revoking the registration of the securities of Saleen Automotive, Inc., a Nevada corporation ("Saleen Nevada"), our predecessor-in-interest and a prior reporting company pursuant to the Securities & Exchange Act (the "Exchange Act"). The order resulted from an administrative action by the SEC due to the failure of Saleen Nevada to file periodic reports with the SEC during 2016 and 2017, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13-a13, thereunder.

Saleen Sales Corporation, one of our subsidiaries, is subject to three tax liens from the State of California, in the aggregate amount of $39,145, which we are, in good faith, disputing and seeking to settle. Saleen Signature Cars, one of our subsidiaries, is subject to a tax lien in the State of Wisconsin in the amount of $702, a tax lien in the State of Michigan for $6,872, and 6 tax liens in the State of Alabama in the aggregate amount of $4,712, all of which we are in the process of settling. The failure to settle such liens or any future liens could result in a foreclosure on our assets, impact our ability to obtain third party financing or otherwise have an adverse effect on our business.

Prior Litigation Contd.

The managing member and majority owner, Leslie Edelman, of one of the Company's Principal Securities Holders was involved in three previous civil suits, whereby Leslie was a named defendant.

Leslie was named as a defendant in a civil suit filed on April 8, 2003, by Radlo Kazimierz in the New Jersey Superior Court. Subsequently, Leslie was named as a defendant in a civil suit filed on March 21, 2013, by Radlo Et Al in the United States District Court, New Jersey. The cases are for personal injury stemming from the delivery of materials to Leslie's home.

Leslie was also named a defendant in a civil suit (Product Liability) in the United States District Court of the Middle District of Florida. The status of this case is "closed."

Please see the risk factor section of the Company's onboarding materials for the risks associated.

The Team

Officers and Directors

Name: Steve Saleen

Steve Saleen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: July, 2011 - Present
  Responsibilities: Oversee and manage all aspects of Saleen Automotive, including design, development, marketing, manufacturing, sales, and distribution.

- **Position:** Director
  Dates of Service: July, 2011 - Present
  Responsibilities: Serve as a member of the board of directors

Name: Charles Arzubiaga

Charles Arzubiaga's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President, Controller
  Dates of Service: April, 2023 - Present
  Responsibilities: Oversee all finance and accounting functions at Saleen Automotive

Other business experience in the past three years:

- **Employer:** Maya Cinemas North America, Inc.
  Title: Vice President of Accounting and Finance
  Dates of Service: January, 2020 - March, 2023
  Responsibilities: Oversee accounting and finance

Name: Greg Stacy

Greg Stacy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Marketing
  Dates of Service: January, 2020 - Present
  Responsibilities: Oversee marketing and social media for Saleen Automotive

Name: Werner Gruber

Werner Gruber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Design
  Dates of Service: December, 2018 - Present
  Responsibilities: Oversee all aspects of automotive design for Saleen

Name: Paul Moore

Paul Moore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Operations
  Dates of Service: July, 2021 - Present
  Responsibilities: Oversee all aspects of manufacturing and operations for Saleen

Name: Frederic Blum

Frederic Blum's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President of Retail and Sales
  Dates of Service: January, 1985 - Present
  Responsibilities: Oversee all retail and sales operations for Saleen Automotive

Name: Dennis Hartmann

Dennis Hartmann's current primary role is with The Hartmann Law Group. Dennis Hartmann currently services Approximately 1 hour per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July, 2021 - Present
  Responsibilities: Serve as a member of the company's Board of Directors

Other business experience in the past three years:

- **Employer:** The Hartmann Law Group
  Title: Founding Member
  Dates of Service: January, 1990 - Present
  Responsibilities: Oversee all aspects of the business

Name: Neil Hannemann

Neil Hannemann's current primary role is with Automotive Consultant. Neil Hannemann currently services Approximately 1 hour per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July, 2021 - Present
  Responsibilities: Serve as a member of the Company's board of directors

Name: Michael Deschenes

Michael Deschenes's current primary role is with Retired. Michael Deschenes currently services Approximately 1 hour per week hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July, 2021 - Present
  Responsibilities: Serve as a member of the Company's board of directors

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the product or service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the automotive industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates may be favorable, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Saleen Original Series. Delays or cost overruns in the development of our Saleen Original Series and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns over 25 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including some of our retail and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Intense Competition

Saleen Automotive operates in a highly competitive market, facing competition from established manufacturers of American Muscle Cars, Premium Luxury Cars, and High-Performance Cars. Competitors include well-known brands such as Ford, Chevrolet, Jeep, Cadillac, Lexus, Porsche, Ferrari, Lamborghini, BMW, Audi, and Mercedes. The company will need to continuously differentiate itself, innovate, and maintain a strong brand presence to remain competitive and capture market share.

Economic Volatility
The luxury car market, although projected to experience substantial growth, is susceptible to economic downturns and fluctuations. During periods of economic instability, consumers may reduce discretionary spending on high-end luxury items, including luxury cars. A decline in consumer purchasing power or a recessionary environment could negatively impact the demand for Saleen's high-performance vehicles and lead to a decline in sales and revenue.

Supply Chain Disruptions
Saleen Automotive relies on a complex supply chain to source components, parts, and materials required for manufacturing its vehicles. Disruptions in the supply chain, such as delays in the delivery of essential components, shortages of raw materials, or geopolitical factors affecting suppliers, could lead to production delays, increased costs, and customer dissatisfaction. The company should have contingency plans in place to mitigate potential disruptions and ensure a reliable supply chain.

Technological Advancements
The automotive industry is witnessing rapid technological advancements, including the rise of electric vehicles, autonomous driving technologies, and enhanced connectivity features. Failure to adapt and integrate these emerging technologies into its vehicles could result in a loss of competitiveness for Saleen Automotive. The company needs to invest in research and development to stay ahead of technological trends and meet evolving customer expectations.

Regulatory Compliance
The automotive industry is subject to various local, national, and international regulations related to safety, emissions, fuel efficiency, and other environmental standards. Non-compliance with these regulations can lead to fines, penalties, reputational damage, and disruptions in production. Saleen Automotive must stay updated on regulatory requirements and ensure that its vehicles meet all necessary standards to avoid legal and compliance issues.

Intellectual Property Risks
While Saleen Automotive possesses a significant amount of intellectual property (IP), including patents and proprietary designs, there is a risk of infringement by competitors or other entities. Protecting and enforcing its IP rights is crucial for the company's success. Legal challenges, disputes, or inadequate IP protection could undermine Saleen's ability to differentiate itself and maintain a competitive advantage.

Changing Consumer Preferences
Consumer preferences and trends in the automotive industry can change rapidly. Shifts in consumer preferences towards electric vehicles, sustainability, and alternative mobility solutions may impact the demand for high-performance gasoline-powered vehicles offered by Saleen Automotive. The company needs to anticipate and adapt to changing consumer preferences to ensure its product offerings remain

attractive and aligned with market demands.

Economic and Geopolitical Factors
Saleen Automotive's operations and sales are not limited to a single market. Changes in economic conditions, trade policies, tariffs, or political instability in key markets can significantly impact the company's business. Fluctuating exchange rates, import/export regulations, and geopolitical tensions can affect production costs, pricing, profitability, and market access for Saleen's vehicles.

Brand Reputation
Maintaining a strong brand reputation is crucial in the automotive industry. Negative publicity, product recalls, quality issues, or safety concerns can tarnish a brand's image and erode consumer trust. Saleen Automotive needs to prioritize quality control, customer satisfaction, and ensure consistent delivery of high-performance vehicles to protect its brand reputation and retain customer loyalty.

Market Saturation
The luxury car market is becoming increasingly saturated with numerous manufacturers vying for market share. As more competitors enter the market, it may become more challenging

We Have Been Involved in Multiple Lawsuits and A Regulatory Actions.
Between 2013 and 2019, we, certain of our subsidiaries and predecessors-in interest, and Steve Saleen, our chief executive officer and director, were named as defendants in various breach of contract and breach of warranty lawsuits, all of which have been dismissed or settled. In addition, in 2023, a judgement in the amount of $3,808 was entered against us in Iowa Small Claims Court, which judgement we are in the process of disputing. In October 2017, the Securities & Exchange Commission (the "SEC") issued an order revoking the registration of the securities of Saleen Automotive, Inc., a Nevada corporation ("Saleen Nevada"), our predecessor-in-interest and a prior reporting company pursuant to the Securities & Exchange Act (the "Exchange Act"). The order resulted from an administrative action by the SEC due to the failure of Saleen Nevada to file periodic reports with the SEC during 2016 and 2017, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13-a13, thereunder. We may be named in lawsuits or regulatory actions in the future. Regardless of whether any future claims or actions have merit, defending such lawsuits and regulatory actions may be time-consuming and costly, and could harm our reputation, adversely affect our relationship with customers and partners, divert management's attention and resources, and result substantial costs and/or subject us to significant liability.

Certain of Our Subsidiaries Are Subject To Tax Liens
Saleen Sales Corporation, one of our subsidiaries, is subject to three tax liens from the State of California, in the aggregate amount of $39,145, which we are, in good faith, disputing and seeking to settle. Saleen Signature Cars, one of our subsidiaries, is subject to a tax lien in the State of Wisconsin in the amount of $702, a tax lien in the State of Michigan for $6,872, and 6 tax liens in the State of Alabama in the aggregate amount of $4,712, all of which we are in the process of settling. The failure to settle

such liens or any future liens could result in a foreclosure on our assets, impact our ability to obtain third party financing or otherwise have an adverse effect on our business.

The managing member and majority owner of Edvest Saleen LLC, one of the Company's Principal Securities Holders, was named as a defendant in three civil lawsuits.

Leslie Edelman, the managing member and majority owner of Edvest Saleen LLC, was named as a defendant in three civil suits, all of which have been closed. There are two claims of personal injury stemming from the delivery of materials and one claim of product liability. The involvement of Leslie Edelman in the civil suits may subject either Edvest Saleen LLC or the Company to increased scrutiny and regulatory compliance requirements. The Company may be required to disclose information, provide additional documentation, or comply with specific reporting obligations, which could result in additional costs and administrative burdens.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
EDVEST SALEEN, LLC	3,997,746	Common Stock	16.3%
SALEEN STEVE M	3,967,734	Common Stock	16.2%
GAKASA HOLDINGS (100% owned by Fred Knoll)	2,910,491	Common Stock	11.9%

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 988,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 27,581,795 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 2,222,222 shares to be issued pursuant to outstanding warrants.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $100,000.00
Maturity Date: March 28, 2017
Interest Rate: 7.0%
Discount Rate: 30.0%
Valuation Cap: None
Conversion Trigger: N/A

Material Rights

The Convertible Note currently will convert at the lesser of $0.07 or 70% of the average of the Company's stock price over a specified period of time if it were publicly traded.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $155,950.00
  Number of Securities Sold: 155,950
  Use of proceeds: General business operations
  Date: April 01, 2022
  Offering exemption relied upon: Regulation A+

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: General business operations
  Date: March 28, 2014

Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenues, Cost of Goods Sold, and Gross Margins

Revenues for the Company in fiscal year 2021, which ended on March 31, 2021, was $2,480,603, compared with revenues for the fiscal year 2022, which ended on March 31, 2022, which was $3,329,975. This represents a 34% increase over the prior year, which is primarily due to the Company's ability to get inventory from the Ford Motor Company in order to fulfill orders for the Saleen versions of the Ford Mustang and Ford F150. The Company was significantly impacted by supply chain and inventory availability during the COVID-19 pandemic, which resulted in a decrease in sales and revenue.

Costs of goods sold for the Company in fiscal year 2021 were $2,708,024, compared to $3,657,529 for fiscal year 2022, which is a 35% increase from the prior year. Gross margin in fiscal year 2021 was -9% compared to -10% in fiscal year 2022, which is roughly the same and represents almost no change year over year. The Company's negative gross margin was mostly related to it selling certain automobiles at a loss in order to generate cash flow and sustain operations during the COVID-19 pandemic, when it was struggling with inventory and supply chain from its suppliers.

Expenses

Operating expenses for fiscal year 2021 were $4,410,356, as compared to $4,272,260 in fiscal year 2021, a 3% decrease. Selling, general, and administrative expenses saw an 8% decrease between 2022 and 2021, when it went from $4,289,142 to $3,963,692. This decrease was related to the Company focusing on increasing efficiencies and decreasing burn over the pandemic. Conversely, research and development related expenses increased by 155% from 2021 to 2022, mostly due to increased activity related to product development from the Saleen Original Series and specifically the S1.

Other Income/Expense

The Company actually recognized a net income of $4,748,693 in fiscal year 2022 as compared to a loss of $3,332,907 in fiscal year 2021. While the Company did see a small improvement in loss from operations between 2021 and 2022, the main reason there was such an increase in net income from the prior year was related to one-time gains of $9,619,461, from the Company recovering assets related to the Saleen Original Series. This represented a significant increase in the Company's assets, which also totaled $9,619,461.

Historical results and cash flows:

The Company has a long operating history, having been in business for 40 years. Due to the COVID-19 pandemic, the Company experienced significant delays and availabilty of both inventory and supply chain, and as a result, saw a decrease in revenue and cash flow. For example, revenues in fiscal year 2020, which ended on March 31, 2020, were $28,041,000, compared to revenues of $2,480,603 in fiscal year 2021 and $3,329,975 in fiscal year 2022. The Company expects increased revenue in fiscal year 2023 and beyond as its supply chain opens up and it has access to more inventory as a part of its relationship with the Ford Motor Company. Additionally, as the Company relaunched the Saleen Original Series and brings the S1 car to mass production, it expects growing revenue in fiscal year 2024 and beyond from this business line. In order for the Company to see increased revenue, it must also have enough resources to support increased supply from the Ford Motor Company. These resources include hourly and full-time staff and working capital that is able to purchase the parts required when it enhances the Ford automobiles. In order for it to be able to support and produce sales of the S1 car as it scales to mass production, the Company will be required to have enough full-time and part-time staff, inventory availability, and working capital required to fully produce automobiles entirely in house.

From a cash flow perspective, the Company continued to burn cash in fiscal year 2021 and fiscal year 2022 as it saw lower revenues and higher expenses. In fiscal year 2023 it began efforts to decrease fixed expenses and lower burn in order to increase cash flow as it gears up for a growth in revenue as compared to the prior few years. Additionally, it conducted a Regulation A+ financing round in fiscal year 2023, and it expects additional capital into the business from this fundraise and future planned fundraises in fiscal year 2024.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 31, 2023, the Company had $89,355 cash on hand available to it. While the

Company has some outstanding debt, it does not currently have any additional lines of credit available to it. However, the Company currently has revenue from the Saleen Signature Series, which does generate cash flow and sustains normal business operations.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical the Company's core operations as the core operation of Saleen Automotive are related to its relationship with the Ford Motor Company and selling cars as a part of the Saleen Signature Series. However, the Company does believe the the funds from this campaign are critical to the success of the Saleen Original Series, which is a line of high-performance automobiles that are fully designed, devleoped, and manufactured in house by Saleen Automotive.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, approximately 50% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for over 2 years. This is because the Company already has revenue from the Saleen Signature Series, which generates enough cash to sustain operations, especially as the Company has taken steps in fiscal year 2023 to reduce burn and operating expenses. The Company has already operated over 3 years at this level during the COVID-19 pandemic when it was experiencing lower sales yet it was still able to maintain operations. This rate represents a monthly burn rate of approximately $75,000 per month, most of which is made up of payroll, rent, and operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for over 2 years. This is because the Company already has revenue from the Saleen Signature Series, which generates enough cash to sustain operations, especially as the Company has taken steps in fiscal year 2023 to reduce burn and operating expenses. As the Company continues to raise capital, including the maximum from this offering, it will be able to increase monthly burn to approximately $100,000 per month, which will eventually result in higher sales from Saleen Signature Series, which it expects to start realizing in 2024-2025.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including, a second Regulation A+ financing round. The purpose of this fundraise and future ones will be to raise enough capital to relaunch the Saleen Original Series and bring automobiles from that product to mass production, starting with the S1.

Indebtedness

- **Creditor:** US Small Business Administration
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: August 18, 2050

- **Creditor:** Rexco
  Amount Owed: $58,753.00
  Interest Rate: 5.0%
  Note is due on demand

- **Creditor:** W-net Fund I, LP
  Amount Owed: $350,000.00
  Interest Rate: 12.0%
  Maturity Date: July 20, 2023

- **Creditor:** Philpott Family Trust
  Amount Owed: $100,000.00
  Interest Rate: 7.0%
  Convertible note, currently past due.

- **Creditor:** Certitude Trust
  Amount Owed: $150,000.00
  Interest Rate: 6.0%
  Maturity Date: July 01, 2022
  Currently past due.

- **Creditor:** Steve Saleen
  Amount Owed: $190,698.00
  Interest Rate: 0.0%
  The advances are unsecured, non-interest bearing and due on demand.

- **Creditor:** S7 Supercars, LLC
  Amount Owed: $1,482,304.00
  Interest Rate: 0.0%
  On May 31, 2019, the Company entered into an asset purchase agreement with S7 Supercars, LLC ("S7 Supercars") ("S7 Purchase Agreement"), a related party controlled by affiliates of two of the Company's principal stockholders, pursuant to which S7 Supercars sold all of its assets, chassis and other automotive parts relating to the manufacture of the Saleen S7 supercar ("S7"), and related intellectual property, to the Company for an aggregate purchase price of $1,482,304 comprised of a cash consideration of $800,000 and the elimination of an $682,304 accounts receivable from S7 Supercars. The Company accounted for this purchase as an asset acquisition, and accordingly, the consideration given for the assets was allocated to a trade name in intangible assets. Prior to the execution of the S7 Purchase Agreement, the Company manufactured the S7 under the agreement with S7 Supercars. S7 Purchase Agreement contains a provision that the Company pay S7 Supercars up to four payments of $50,000 each for a sale of S7 through May 31, 2021, subject to the certain conditions included in the S7 Purchase Agreement. During this two-year period, the Company did not sell any S7, and therefore, did not make any payments to the sellers of S7 Supercars.

Related Party Transactions

- **Name of Entity:** Steve Saleen
  Relationship to Company: Director
  Nature / amount of interest in the transaction: During the year ended March 31, 2022 and 2021, the Company received advances from the Chief Executive Officer totaling $137,900 and $52,798, respectively, all of which was outstanding as of March 31, 2022. There's also accrued payroll of $634,993 due to Steve at March, 31 2022.
  Material Terms: The advances are unsecured, non-interest bearing and due on demand.

- **Name of Entity:** S7 Supercars, LLC
  Names of 20% owners: Dave Weiner/W-Net Fund
  Relationship to Company: Stockholders
  Nature / amount of interest in the transaction: Asset Acquisition
  Material Terms: On May 31, 2019, the Company entered into an asset purchase agreement with S7 Supercars, LLC ("S7 Supercars") ("S7 Purchase Agreement"), a related party controlled by affiliates of two of the Company's principal

stockholders, pursuant to which S7 Supercars sold all of its assets, chassis and other automotive parts relating to the manufacture of the Saleen S7 supercar ("S7"), and related intellectual property, to the Company for an aggregate purchase price of $1,482,304 comprised of a cash consideration of $800,000 and the elimination of an $682,304 accounts receivable from S7 Supercars. The Company accounted for this purchase as an asset acquisition, and accordingly, the consideration given for the assets was allocated to a trade name in intangible assets. Prior to the execution of the S7 Purchase Agreement, the Company manufactured the S7 under the agreement with S7 Supercars. S7 Purchase Agreement contains a provision that the Company pay S7 Supercars up to four payments of $50,000 each for a sale of S7 through May 31, 2021, subject to the certain conditions included in the S7 Purchase Agreement. During this two-year period, the Company did not sell any S7, and therefore, did not make any payments to the sellers of S7 Supercars.

Valuation

Pre-Money Valuation: $34,477,243.75

Valuation Details:

SALEEN AUTOMOTIVE, INC. ("Saleen" or the "Company") determined its pre-money valuation based on an analysis of the following factors:

In FY2022, the Company had an operating revenue of $3,329,975 and it is forecasting increased revenue over the next few years as it recovers from supply chain constraints related to the COVID-19 pandemic. Given the forward-looking revenue potential, especially with the Saleen Original Series, a 10x valuation multiple is competitive with the rest of the market. Companies like Rivian and Lucid have revenue multiples between 10-20x. With this information and using a revenue multiplier of 10.05x and prior year revenue of $3,329,975, we can justify a pre-money valuation of $33,448.981.25.

Additionally, the Company recently re-acquired over $9mm in assets on its balance sheet from the S1 project. This alone has extremely high revenue-earning potential as it seeks to start production on the S1, the first model in the Saleen Original Series. These acquired assets which now sit on the balance sheet provide further justification to the 10.05x revenue multiplier the Company used when calculating the pre-money valuation for this financing round.

Management has 40 years of experience in the automotive industry, including a deep relationship with the Ford Motor Company, which it has worked with to manufacture over 30,000 cars. Our CEO is a pioneer in the industry, and in addition to his experience in designing and manufacturing cars for commercial consumption, he has had extensive success in designing and manufacturing high-performance cars for the race track, including the S7 (Saleen 7), which has over 300 wins to its name. This experience from the management team and the success of Saleen's automobiles provides further justification to the 10.05x revenue multiplier the Company used when calculating the pre-money valuation for this financing round.

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) the Company has zero (0) Preferred Stock outstanding; and

(ii) all outstanding warrants with a right to acquire shares are exercised.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Premium Fees*
  94.5%
  StartEngine Premium Fees

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  25.0%
  Accelerate final research and development and certification of the Saleen S1 for production.

- *Marketing*
  25.0%
  Market the Company and the Saleen S1 to the general public.

- *Working Capital*
  25.0%
  General business operations, including overhead, office expenses, etc.

- *Company Employment*
  19.5%
  Support ongoing business operations via payroll and contractor pay.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than July 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.saleen.com/ (www.saleen.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/saleen

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR SALEEN AUTOMOTIVE, INC.

[See attached]

SALEEN AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS, INDEPENDENT AUDITOR'S REPORT AND INDEPENDENT ACCOUNTANT'S REVIEW REPORT

MARCH 31, 2022 (reviewed) AND 2021 (audited)

Independent Auditors' Report

To the Board of Directors of
Saleen Automotive, Inc.
Corona, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of Saleen Automotive, Inc. and subsidiaries (the "Company"), which comprise the consolidated balance sheet as of March 31, 2022, and the related consolidated statements of operations, stockholders' equity/(deficit), and cash flows for the year then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA LLC

Artesian CPA, LLC

Denver, Colorado
June 23, 2023

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Independent Auditors' Report

Board of Directors
Saleen Automotive, Inc. and Subsidiaries

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of Saleen Automotive, Inc. (the Company), which comprise the consolidated balance sheets as of March 31, 2021 and 2020, the related consolidated statements of operations, changes in stockholders' deficit and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saleen Automotive, Inc. as of March 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that Saleen Automotive, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a net capital deficiency and has negative cash flows from operations. In addition, the ongoing coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization in March 2020, continues to disrupt international and U.S. economies and markets, including the Company's operations. While the disruption is currently expected to be temporary, there is uncertainty around the duration and the related financial impact cannot be reasonably estimated at this time. Therefore, the combination of these factors raises substantial doubt exists about its ability to continue as a going concern.

Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Emphasis of Matter Regarding Change in Accounting Principle

As discussed in Note 2 to the financial statements, in February 2016 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases, which was subsequently amended in 2018 by ASU 2018-10, ASU 2018-11, and ASU 2018-20 (collectively, Topic 842). The Company adopted Topic 842 using the modified retrospective approach, using a date of initial application of April 1, 2019. The adoption of this standard on April 1, 2019 resulted in the Company recording right-of-use assets and operating lease liabilities on its consolidated balance sheets. Our opinion is not modified with respect to this matter.

/s/ Baker Tilly US, LLP

Los Angeles, CA
September 14, 2021

SALEEN AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	
	2022	2021
ASSETS	(reviewed)	(audited)
Current assets:		
Cash	$ 2,958	$ 403,804
Accounts receivable, net	48,148	192,966
Inventories	7,219,333	193,267
Prepaid expenses and other current assets	1,041,286	68,958
Deferred offering costs	98,390	-
Total current assets	8,410,115	858,995
Property and equipment, net	1,226,679	1,007,875
Intangible assets, net	1,482,304	1,482,304
Repossessed assets - prototype cars	1,733,902	-
Right of use assets	3,019,530	3,379,568
Deposits	125,000	-
Other assets	234,280	234,475
Total assets	$ 16,231,810	$ 6,963,217
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities:		
Accounts payable	$ 2,131,332	$ 1,318,007
Accrued liabilities	4,175,311	3,253,828
Due to related party	190,698	52,798
Deferred revenue	1,291,677	941,868
Long-term debt due within one year	856,436	227,401
Lease liability, current portion, net	1,492,714	737,492
Total current liabilities	10,138,168	6,531,394
Long-term debt, net of current	1,394,111	983,146
Operating lease liabilities	2,882,725	3,268,928
Deferred tax liabilities, net	82,960	55,307
Total liabilities	14,497,964	10,838,775
Commitments and contingencies		
Stockholders' equity (deficit):		
Preferred stock, $0.001 par value, 1,000,000 shares authorized, 0 and 667 shares issued and outstanding as of March 31, 2022 and 2021, respectively	-	-
Common stock, $0.001 par value, 100,000,000 shares authorized, 25,203,623 and 24,536,963 shares issued and outstanding as of March 31, 2022 and 2021, respectively	25,204	24,537
Additional paid-in capital	37,267,533	36,407,490
Accumulated deficit	(35,558,891)	(40,307,584)
Total stockholders' equity (deficit)	1,733,846	(3,875,557)
Total liabilities and stockholders' equity (deficit)	$ 16,231,810	$ 6,963,217

See Independent Accountant's Review Report, Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended March 31, 2022 (reviewed)	Year Ended March 31, 2021 (audited)
Revenues:		
Products	$ 3,137,168	$ 2,391,598
Services	22,711	1,739
Royalty revenue	170,096	87,266
Total revenues	3,329,975	2,480,603
Cost of revenues:		
Products	3,652,013	2,429,724
Services	5,516	278,300
Total cost of revenues	3,657,529	2,708,024
Gross loss	(327,554)	(227,421)
Operating expenses:		
Selling, general and administrative	3,963,692	4,289,142
Research and development	308,568	121,214
Total operating expenses	4,272,260	4,410,356
Loss from operations	(4,599,814)	(4,637,777)
Other income (expense):		
Interest expense	(83,562)	(25,003)
Recovery of bad debt paid by assets	2,514,827	-
Gain on additional recoveries on repossession of collateral on receivables	7,104,634	-
Gain on forgiveness of debt	-	898,993
Other income	5,525	-
Other expense	-	(4,658)
Total other income	9,541,424	869,332
Income/(loss) before income tax	4,941,610	(3,768,445)
Provision for income taxes (benefit)	192,917	(435,538)
Net income (loss)	$ 4,748,693	$ (3,332,907)
Weighted average common shares outstanding -		
Basic	25,010,018	24,536,963
Diluted	29,462,181	24,536,963
Net income (loss) per common share -		
Basic	$ 0.19	$ (0.14)
Diluted	$ 0.16	$ (0.14)

See Independent Accountant's Review Report, Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at March 31, 2020 (audited)	667	$ -	24,536,963	$ 24,537	$ 36,407,490	$ (36,974,677)	$ (542,650)
Net loss	-	-	-	-	-	(3,332,907)	(3,332,907)
Balances at March 31, 2021 (audited)	667	-	24,536,963	24,537	36,407,490	(40,307,584)	(3,875,557)
Conversion of prefered stock into common stock	(667)	-	666,660	667	(667)	-	-
Issuance of warrants	-	-	-	-	860,710	-	860,710
Net income	-	-	-	-	-	4,748,693	4,748,693
Balances at March 31, 2022 (reviewed)	-	$ -	25,203,623	$ 25,204	$ 37,267,533	$ (35,558,891)	$ 1,733,846

See Independent Accountant's Review Report, Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31, 2022 (reviewed)	Year Ended March 31, 2021 (audited)
Cash flows from operating activities:		
Net income (loss)	$ 4,748,693	$ (3,332,907)
Adjustments to reconcile net income (loss) to net cash used in operating activities:		
Depreciation and amortization	326,079	255,749
Loan fee	10,000	-
Amortization of loan fee	(10,000)	-
Provision for losses on accounts receivable	-	180,000
Recovery of bad debt paid by assets	(2,514,827)	-
Gain on additional recoveries of repossession of collateral on receivables	(7,104,634)	-
Gain on forgiveness of debt	-	(898,993)
Non-cash lease expense	360,038	329,751
Loss on sale of property and equipment	-	24,417
Changes in operating assets and liabilities:		
Accounts receivable	144,818	(50,472)
Inventories	315,834	(6,472)
Deposits	(125,000)	-
Prepaid expenses and other assets	13,577	(61,440)
Accounts payable	577,623	194,627
Accrued liabilities	1,362,185	637,390
Deferred revenue	349,809	852,695
Operating lease liabilities	369,019	126,680
Other and deferred tax liabilities	27,653	27,654
Net cash used in operating activities	(1,149,132)	(1,721,321)
Cash flows from investing activities:		
Purchase of property and equipment	(1,224)	(86,260)
Proceeds from sale of property and equipment	-	287,250
Net cash provided by (used in) investing activities	(1,224)	200,990
Cash flows from financing activities:		
Proceeds from related party loan, net	137,900	-
Repayment to related party, net	-	(13,849)
Repayment of long-term debt	-	(14,426)
Proceeds from long-term debt	710,000	1,950,787
Deferred offering costs	(98,390)	-
Net cash provided by financing activities	749,510	1,922,512
Net change in cash and cash equivalents	(400,846)	402,181
Cash and cash equivalents at beginning of year	403,804	1,623
Cash and cash equivalents at end of year	$ 2,958	$ 403,804
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for/(received from) income taxes, net	$ -	$ -
Supplemental disclosure of non-cash activities:		
Recovery of property and equipment, net	$ 543,659	$ -
Recovery of inventories	$ 7,341,900	$ -
Recovery of repossessed assets - prototype cars	$ 1,733,902	$ -
Issuance of warrants included in prepaid expenses	$ 860,710	$ -
Settlement of legal fees through issuance of promissory note	$ 150,000	$ -
Reclassification of accrued litigation to promissory note	$ 180,000	$ -
Reclassification from accrued liabilities to accounts payable	$ 110,702	$ -
Unpaid prepaid expense	$ 125,000	$ -

See Independent Accountant's Review Report, Independent Auditor's Report, and the accompanying notes, which are an integral part of these consolidated financial statements.

SALEEN AUTOMOTIVE, INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Overview

Description of Business

Saleen Automotive, Inc. ("Saleen," "we," "us," "our," or the "Company") is an engineering services and original equipment manufacturer ("OEM") of high-performance vehicles ("Saleen OEM") that are built from the ground up. The Company designs, develops, manufactures, and sells high-performance vehicles built from base chassis of major American automobile manufacturers ("Saleen Signature Cars"). These Saleen-badged cars traditionally include modified engines, transmissions, suspensions, interior trims, aerodynamics, and exterior modifications to set them apart from their counterparts. All Saleen models are tested and tuned at Saleen's private facility in Corona, California. The Company also provides engineering, development, and design consulting services on a project basis for automotive manufacturers worldwide. The Company currently has customers worldwide, including muscle and high-performance car enthusiasts, collectors, automotive dealers, exotic car retail dealers, television and motion picture productions, and consumers in the luxury supercar and motorsports markets.

Saleen was formed on August 6, 2021, under the laws of Delaware, and is headquartered at 2735 Wardlow Road, Corona, CA 92882. Our predecessor, Saleen Automotive, Inc., was formed under the laws of Nevada on June 24, 2011 (the "Predecessor"). On August 12, 2021 , the Company undertook a merger transaction to reorganize under Delaware law. As a result of that merger, Saleen became a Delaware C corporation that wholly owns SLN Merger Sub, LLC ("SLN Sub"), into which the Predecessor was merged, and is our operating company (together, the "Saleen Entities"). The merger closed on June 26, 2013, and the Saleen Entities merged with the Company and approximately 93% of the Company's common stock was owned, collectively, by Saleen and the former holders of the outstanding capital stock of Saleen. The transaction was accounted for as a recapitalization with the Saleen Entities deemed the acquiring companies for accounting purposes, and the Company deemed the legal acquirer. In June 2013, the Company amended its articles of incorporation to change its name to Saleen Automotive, Inc.

Except as otherwise specified, references to years indicate the Company's fiscal years ended March 31, 2022 and 2021.

Asset Acquisition

On May 31, 2019, the Company entered into an asset purchase agreement with S7 Supercars, LLC ("S7 Supercars") ("S7 Purchase Agreement"), a related party controlled by affiliates of two of the Company's principal stockholders, pursuant to which S7 Supercars sold all of its assets, chassis and other automotive parts relating to the manufacture of the Saleen S7 supercar ("S7"), and related intellectual property, to the Company for an aggregate purchase price of $1,482,304 comprised of a cash consideration of $800,000 and the elimination of an $682,304 accounts receivable from S7 Supercars. The Company accounted for this purchase as an asset acquisition, and accordingly, the consideration given for the assets was allocated to a trade name in intangible assets. Prior to the execution of the S7 Purchase Agreement, the Company manufactured the S7 under the agreement with S7 Supercars. S7 Purchase Agreement contains a provision that the Company pay S7 Supercars up to four payments of $50,000 each for a sale of S7 through May 31, 2021, subject to the certain conditions included in the S7 Purchase Agreement. During this two-year period, the Company did not sell any S7, and therefore, did not make any payments to the sellers of S7 Supercars.

Going Concern

During fiscal years 2022 and 2021, the Company recorded net income of $4,748,693 and net loss of $3,332,907, respectively, however in 2022 the net income was attributable to a non-cash gain of $9,619,461 from the recovery of bad debt paid assets and gain on additional recoveries on repossession of collateral on receivables from JSAT (see Note 4). During fiscal years 2022 and 2021, loss from operations was $4,599,814 and $4,637,777, respectively. During fiscal years 2022 and 2021, net cash used in operating activities was $1,149,132 and $1,721,321, respectively. As of March 31, 2022, the Company had limited cash of $2,958 and the working capital deficit of $1,728,053 The

Company is in default on various debt obligations, including secured debts as of March 31, 2022. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

During the assessment of the Company's ability to continue as a going concern, management identified the conditions and events necessary for profitable operations, extending the evaluation period beyond the current year end, to a reasonable period of time. The Company may need to raise capital to meet its debt service obligations and to fund its working capital needs. The Company continues to explore and evaluate opportunities to raise capital, including through equity financings, alternative sources of debt, and strategic transactions. To accomplish this, the Company has engaged investment advisors, brokers, and other third parties. However, none of these potential sources of capital are currently assured. Taking into consideration the Company's current operation's inability to generate sufficient cash flows to meet its obligations, and dependence on Ford Motor Company for base model vehicles, the Company's management has concluded it cannot with certainty determine if its actions will mitigate the conditions and events that raise doubt about the Company's ability to continue as a going concern.

The accompanying consolidated financial statements have been prepared on a going-concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to the Company's ability to continue as a going concern.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Preparation

These consolidated financial statements include the accounts of Saleen Automotive, Inc. and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated. In the opinion of management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation. The preparation of these consolidated financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported. Actual results could differ materially from those estimates. Certain prior period amounts in the consolidated financial statements and accompanying notes have been reclassified to conform to the current period's presentation. These reclassifications had no effect on the reported net loss.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Saleen Signature Cars, a California corporation, and Saleen Sales Corporation, a California corporation, and SLN Merger Sub, LLC, a Delaware corporation. Intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to receive in exchange for those goods and services. For performance obligations related to substantially all its products, control transfers at a point in time either upon shipment of the product to the customer or delivery. Except for warranty claims, the Company has no post-sales obligations. Amounts billed to the Company's customers for shipping and handling are recorded in revenue. Shipping and handling costs incurred by the Company are included in cost of revenues.

The Company recognizes revenue from its engineering and design contracts and consulting services contracts as the services are provided and accepted by its customers. Deferred revenue is recorded for any payments received for services yet to be completed. Under the terms of its engineering design and development contracts, costs are invoiced as incurred plus a markup.

Variable Consideration

Our revenue generating activities include variable consideration which is recorded as a reduction of the transaction price based upon expected amounts at the time revenue for the corresponding product sale is recognized. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the anticipated performance and all information (historical, current, and forecasted) that is reasonably available.

Returns for products sold are estimated using the expected value method and are recorded as a reduction in reported revenues at the time of sale based upon historical product return experience and is adjusted for known trends to arrive at the amount of consideration to which the Company expect to receive. Estimated amounts are included in the transaction price to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Contract Assets and Contract Liabilities

Contract liabilities consist of amounts accrued relating to performance obligations yet to be satisfied and amounts accrued relating to contracts that do not meet the criteria as a contract with a customer and cannot yet be recorded in revenue. Certain product sales require customers to make deposits at the time of signing the related sales order. The Company receives either partial or full deposits related to the sales orders in advance of shipment and is generally paid in full prior to the shipment of the products. These customer deposits are recorded as deferred revenue, which the Company expects to be realized in less than a year. For engineering service contracts where the performance obligation is not completed, a contract liability is recorded for any payments received in advance of the performance obligation being completed or satisfied.

Warranties

The Company provides a three-year or 36,000 miles new vehicle limited warranty for certain products. This vehicle limited warranty applies only to installed parts and/or assemblies of the Company's products. All unaltered parts are covered under the original full warranty of the OEM manufacturer of the base vehicles. Accrued warranty costs are included in accrued liabilities in the consolidated balance sheets.

Advertising Costs

Advertising costs are expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of operations. Advertising expenses were $186,414 and $172,742 for fiscal years 2022 and 2021, respectively, which are included in selling, general and administrative expenses in statements of operations.

Research and Development Expenses

In accordance with ASC 730, research and development costs are expensed in the period incurred.

Income Taxes

Deferred income tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and the amounts that are reported in the income tax returns. Deferred taxes are evaluated for realization on a jurisdictional basis. The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyses future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company will adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities based on the technical merits of its position. The tax benefit recognized in the financial statements for a particular tax position is based on the largest benefit that is more likely than not to be realized. The amount of unrecognized tax benefits is adjusted as appropriate for changes in facts and circumstances, such as significant amendments to existing tax laws, new regulations or interpretations by the taxing authorities, new information obtained during a tax examination, or resolution of an examination. The Company recognizes both accrued interest and penalties associated with uncertain tax positions as a component of provision for income taxes in the consolidated statements of operations.

The application of tax laws and regulations is subject to legal and factual interpretation, judgment, and uncertainty. Tax laws and regulations may change as a result of changes in fiscal policy, changes in legislation, the evolution of regulations and court rulings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from management's estimates, which could require the Company to record additional tax liabilities or to reduce previously recorded tax liabilities, as applicable.

Cash

Cash includes cash on hand and cash on deposit at financial institutions. Cash is stated at cost, which approximates fair value. Cash is maintained in bank deposit accounts that may exceed federally insured limits. As of March 31, 2022 and 2021, the Company's cash in bank balances exceed federally insured limits by $0 and $33,279, respectively, subjecting it to significant credit risk and potential losses.

Bank Overdrafts

The Company reports bank overdrafts as accounts payable on the consolidated balance sheet. Bank overdrafts were $100,954 and $0 as of March 31, 2022 and 2021, respectively.

Fair Value Measurements

The Company account for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of its fair value measurements in one of those three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

● Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company have the ability to access. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

● Level 2 – inputs are based on quoted prices of similar instruments in active markets, quoted prices for identical or similar instruments in market that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

● Level 3 – inputs are generally unobservable inputs for the asset or liability, which are typically based on management's estimates of assumptions that market participants would use in pricing the assets and liabilities. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The fair value of the PPP Loan, SBA Loan, promissory notes and convertible promissory note is estimated by using current applicable rates for similar instruments as of the balance sheet date and an assessment of the credit rating. The carrying values of the PPP Loan and SBA Loan as of March 31, 2022, approximate fair value because the interest rate yield is near current market rates for comparable debt instruments. The fair value of the convertible promissory note is estimated by using a discounted cash flow analysis using borrowing rates available to the Company for debt instruments with similar terms and maturities and is classified in Level 2 of the valuation hierarchy. Our other current financial assets and current financial liabilities have fair value that approximate their carrying value.

Income (loss) per Share

Basic income (loss) per common share is computed by dividing income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income (loss) per common share is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares that would have been outstanding during the period assuming the issuance of common stock for all potential dilutive common shares outstanding. Potential common shares consist of shares issuable upon the exercise of stock options and warrants and the conversion of convertible notes payable.

The following table sets forth the computation of basic and diluted net income (loss) per common share for the years ended:

	Year Ended March 31, 2022	Year Ended March 31, 2021
Numerator: Net income (loss)	$ 4,748,693	$ (3,332,907)
Denominator: Weighted average common shares outstanding- basic	25,010,018	24,536,963
Denominator: Weighted average common shares outstanding- diluted	29,462,181	24,536,963
Net income (loss) per share - basic	$ 0.19	$ (0.14)
Net income (loss) per share - diluted	$ 0.16	$ (0.14)

The following table sets forth the a) the dilutive items included in the weighted average common shares – diluted amount above as of March 31, 2022 and b) the number of potential common shares excluded from the calculations of net loss per diluted share because their inclusion would be anti-dilutive as of March 31, 2021:

	March 31, 2022	March 31, 2021
Convertible note	2,229,941	2,129,941
Preferred stock (as converted to common stock)	-	666,660
Stock options	-	2,602
Warrants	2,222,222	1,666,663
	4,452,163	4,465,866

Accounts Receivable

The Company extends credit to its customers. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of the Company's customers to make required payments. The Company specifically analyzes the age of customer balances, historical bad debt experience, customer creditworthiness and changes in customer payment terms when making estimates of the collectability of the Company's accounts receivable balances. If the Company determines that the financial condition of any of its customers has deteriorated, whether due to customer specific or general economic issues, an increase in the allowance may be made. After all attempts to collect a receivable have failed, the receivable is written off. As of March 31, 2021, the allowance for doubtful accounts was $2,514,827, all of which relate to the receivable from JSAT that was fully reserved. In 2022, the Company recovered $2,514,827 of the previous bad debt as per its settlement with JSAT (see Note 4), which was recorded as other income in the consolidated statements of operations. There was no allowance for doubtful accounts as of March 31, 2022.

Inventories

Inventories are valued at the lower of cost or the net realizable value. Cost is determined on an average cost basis which approximates actual cost on a first-in, first-out basis. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Inventory balances are evaluated for excess quantities and obsolescence on a regular basis by analyzing estimated demand, inventory on hand, sales levels and other information and reduce inventory balances to net realizable value for excess and obsolete inventory based on this analysis. At the point of the write-down recognition, a new, lower cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

Property and Equipment, net

Property and equipment are recorded at cost. Depreciation and amortization on property, plant and equipment is recognized on a straight-line basis over the estimated useful lives of the assets, which for machinery and equipment is between three and seven years, including product tooling and manufacturing process equipment; between five and seven years for furniture and fixtures, and the shorter of lease term or useful life for leasehold improvements. Our museum collection of automobiles held for exhibition purposes is not depreciated. Expenditures for repairs and maintenance are expensed as incurred. Upon retirement or sale, the cost and related accumulated depreciation and amortization of disposed assets are removed from the accounts and any resulting gain or loss is included in other income (expense), net in the consolidated statements of operations.

Intangible Assets

Intangible assets are comprised of indefinite-lived assets acquired in the asset acquisition from S7 Supercars in May 2019 for a value of $1,482,304.

Indefinite-lived intangible assets are not amortized but are evaluated at least annually to determine whether the indefinite useful life is appropriate. The trade name acquired has been assigned an indefinite life as management currently anticipate that the trade names will contribute cash flows to the Company indefinitely.

Indefinite-lived intangible assets are reviewed at least annually for impairment. In management's evaluation of indefinite-lived assets, the Company performed a qualitative assessment to determine whether it is more likely than not that the fair value of the intangible asset is less than its carrying amount. If the qualitative assessment is not conclusive, the Company proceeds to test indefinite-lived intangible assets for impairment, including comparing the fair value to the carrying value. Fair value determined based upon estimated discounted future cash flows. Based on management's assessment, the Company believes there was no impairment of the indefinite-lived intangible assets as of both March 31, 2022 and 2021.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of the carrying value of long-lived assets, including property and equipment and amortizable intangible assets, held and used in its operations for impairment on at least an annual basis or whenever events or changes in circumstances indicate that their carrying value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future net cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of its customers and reductions in average sales prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset is deemed impaired, and an impairment loss is recognized to the extent the carrying value exceeds the estimated fair value of the asset. The fair value of the asset or asset group is based on market value when available, or when unavailable, on discounted expected cash flows. Management believes there was no impairment of long-lived assets as of both March 31, 2022 and 2021.

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Beneficial Conversion Features

Accounting for Convertible Notes and Securities with Beneficial Conversion Features Convertible debt is accounted for under the guidelines established by ASC 470-20, *Debt with Conversion and Other Options*. ASC 470-20 governs the calculation of an embedded beneficial conversion, which is treated as an additional discount to the instruments where derivative accounting does not apply. The amount of the beneficial conversion feature may reduce the carrying value of the instrument. The discounts relating to the initial recording of the derivatives or beneficial conversion features are accreted over the term of the debt. When beneficial conversion features are based on a future contingent event, the beneficial conversion feature is deferred and recorded at the time when the contingency no longer exists.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in right-of-use ("ROU") assets and operating lease liabilities on its consolidated balance sheets.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. The ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

For lease agreements with lease and non-lease components, the Company accounts for those components as a single lease component. The Company does not present short-term leases on the balance sheet, as those leases have a lease term of twelve months or less at inception and do not contain purchase options or renewal terms that the Company believes is reasonably certain to exercise.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees, directors and contractors based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its consolidated statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option or warrant grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. The Company recognizes forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The Company records an expense for stock issued for services as an expense based on the number of shares issued and fair value of the underlying stock issued to the recipient.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed. As of March 31, 2022, the Company had capitalized $98,390 in deferred offering costs.

Recently Adopted Accounting Standards

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, *Leases* (Topic 842), as amended ("ASC842"), which modifies lease accounting for lessees to increase transparency and comparability by recording lease assets and liabilities for operating leases and disclosing key information about leasing arrangements. The Company adopted ASC 842 effective April 1,2019, using a modified retrospective transition method, under which the amounts in prior periods presented were not restated. As permitted under the transition guidance, the Company carried forward the assessment of whether its contracts contain or are leases, classification of its leases, and remaining lease terms. The Company also used hindsight in determining lease terms. Upon adoption, the Company recorded $4,013,490 of right-of-use ("ROU") assets and $4,115,478 of lease liabilities on the Company's consolidated balance sheet.

Recently Issued Accounting Standards

In August 2020, the FASB issued ASU No. 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity*. This ASU amends the guidance on convertible instruments and the derivatives scope exception for contracts in an entity's own equity, and also improves and amends the related earnings per share guidance for both Subtopics. The ASU will be effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years and early adoption is permitted. Management does not expect material impacts from this ASU on the Company's consolidated financial statements.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

Note 3 – Revenue Recognition

Service Revenue from Saleen S1

The Company provided engineering, design, and development services to JSAT under a Consulting Agreement entered in September 2016 and a Saleen Engineering Services Agreement ("Engineering Service Agreement") entered into in April 2018. Under the Engineering Services Agreement, the Company agreed to provide engineering, design, and development services for the Saleen S1 and a sports utility vehicles to be distributed in the United States and China. The Company entered two addendums on the Engineering Services Agreement, one dated September 29, 2019 (the "September Addendum") and the other dated December 20, 2019 (the "December Addendum"). The September Addendum increased the scope of the contract, price and added distinct deliverables and performance obligations, and thus, the Company accounted for this contract as a separate and distinct contract. The December Addendum increased the price but did not add any distinct deliverables, and thus, the Company accounted for as a modification of the original contract with the change being accounted for prospectively. The Company expected to complete the engineering, designing, and developing of the Saleen S1 in the fiscal year 2020. Under the terms of the Engineering Services Agreement, as amended, the total contract amount was approximately $31.6 million. An early termination fee based on a percentage of the remaining unbilled contract amount would apply in the event the contract was cancelled by JSAT. See Note 4 for further detail.

The Company also entered a Saleen S1 Cup Vehicle Development and Production Agreement ("Cup Agreement") with JSAT in November 2018, and later amended in May 2019. Based on management's evaluation of this amendment, the amendment clarified the terms of the original Cup Agreement and was accounted for as a modification of the original contract. Under the Cup Agreement, the Company agreed to provide engineering, design, and development services for the Saleen S1 racing vehicle, including prototype development and assembly of racing vehicles to be used in the S1 Cup Racing Series in the United States and China. The Cup Agreement was to provide for aggregate revenues to the Company of $15.6 million.

Disaggregated Revenues

The following table shows disaggregated revenues by major source:

	Year Ended March 31, 2022	Year Ended March 31, 2021
Products		
Signature cars (1)	$ 2,756,587	$ 2,130,576
Reposessed cars	375,000	250,000
Other	5,581	11,022
Total	3,137,168	2,391,598
Services		
Other	22,711	1,739
Total	22,711	1,739
Royalty revenue	170,096	87,266
Total revenues	$ 3,329,975	$ 2,480,603

(1) Signature cars include Saleen branded Ford Mustangs, Ford trucks and Tesla S vehicles.

Note 4 – JSAT Settlement Agreement

During the fourth quarter of fiscal year 2020, the Company re-evaluated the relationship with JSAT due to their inconsistent payment timing and the fact that the Company and JSAT have placed this agreement on hold. As a result of this revaluation, the Company determined that it was no longer probable that the Company would collect the consideration from JSAT, and therefore, the related receivable from JSAT was reserved as of March 31, 2020. As of March 31, 2021, the allowance for doubtful accounts pertaining to JSAT was $2,514,827, which was recovered in the year ended March 31, 2022 (see below).

In April 2020, the Company secured a consent to lien the S1 cars and related tangible and intangible assets. Per the Engineering Services Agreement noted in Note 3, if JSAT defaulted in paying the outstanding invoice, the Company was entitled to take title and ownership of these S1 cars and related tangible and intangible assets.

In April 2021, the S1 cars and related assets were received by the Company. The details of the assets received pursuant to the settlement agreement are as follows:

Inventories	$	7,341,900
Property and equipment, net		543,659
Repossessed assets - prototype cars		1,733,902
Total	$	9,619,461

Per consolidated statement of operations		
Recovery of bad debt paid by assets	$	2,514,827
Gain on additional recoveries of repossession of collateral on receivables		7,104,634
Total	$	9,619,461

The Company received 24 S1 cars, 2 of which are still in China, and 5 prototype cars, as well as spare automobile parts and tooling equipment. The Company also received intangible assets consisting of patents and trademarks, however the value of the intangible assets are indeterminable and thus the Company recorded no value in the consolidated financial statements.

Note 5 – Consolidated Financial Statements Details

The following tables show the Company's consolidated financial statement details as of March 31, 2022 and 2021:

Inventories

	March 31,	
	2022	2021
Automobile parts	$ 1,832,740	$ 95,363
Finished goods - S1 cars	5,373,235	-
Work-in-progress	13,358	97,904
Total	$ 7,219,333	$ 193,267

Pursuant to the JSAT settlement (see Note 4), the Company received an aggregate of $7,341,900 in inventories, including $5,645,963 in finished goods and $1,695,937 in automobile parts.

Property and Equipment, Net

	March 31,			
	2022		2021	
Leasehold improvements - office	$	142,091	$	142,091
Machinery and equipment		2,236,132		1,487,162
Museum collection automobiles		281,412		281,412
Other automobiles		237,355		237,355
Furniture and fixtures		156,711		156,711
Computer and software		91,629		90,729
Total		3,145,330		2,395,461
Less: Accumulated depreciation		(1,918,651)		(1,387,586)
Property and equipment, net	$	1,226,679	$	1,007,875

Pursuant to the JSAT settlement (see Note 4), the Company received $543,659 in machinery and equipment.

Depreciation and amortization expense for the years ended March 31, 2022 and 2021 amounted to $326,079 and $255,749, respectively.

Intangible Assets

Intangible assets are comprised of indefinite-lived assets acquired in the asset acquisition from S7 Supercars in May 2019 for a value of $1,482,304.

Accrued Liabilities

	March 31,	
	2022	2021
Accrued expenses	$ 478,685	$ 595,409
Accrued compensation	2,633,773	1,760,830
Income taxes payable	1,062,853	897,589
Total accrued liabilities	$ 4,175,311	$ 3,253,828

Significant Concentrations

For fiscal year 2022, revenues from two product customers represented 14% and 11% of total revenue, respectively. For fiscal year 2021, revenues from two product customers and one service customer represented 18%, 15% and 12% of total revenue, respectively.

The Company utilizes automobile platform vehicles for its Signature Cars from their manufacturers including Ford and Tesla and generally receive the base vehicle platforms directly from their dealers. The Company enter into sourcing agreements with individual car dealerships but do not have supply agreements with the manufacturers. Accordingly, the Company's supply of base vehicle platforms may be limited to the allocation allotted from its source dealerships.

Note 6 – Debt

Our debt consisted of the following:

	As of and for the year ended March 31,					
	2022			2021		
	Principal	Accrued interest	Interest expense	Principal	Accrued interest	Interest expense
Paycheck protection program loan, due February 2026	$ 894,111	$ 9,676	$ 8,941	$ 894,111	$ 735	$ 735
Small business administration loan, due August 2050	500,000	13,479	10,012	150,000	3,467	3,467
W Net Fund I loan - related party, due November 2021	350,000	31,185	31,185	-	-	-
Certitude Trust - related party, Promissory note due July 2022	150,000	1,956	1,956	-	-	-
Unsecured convertible note, past due	100,000	56,096	7,000	100,000	49,096	7,000
IndustryStar Solutions, LLC due April 2022	180,000	11,530	11,530	-	-	-
Resco promissory note, due on demand	58,753	14,806	2,938	58,753	11,868	2,938
Other	17,683	-	10,000	7,683	-	10,863
Total	2,250,547	138,728	83,562	1,210,547	65,167	25,003
Less: amounts due within one year	856,436	-	-	227,401	-	-
Long-term debt	$ 1,394,111	$ 138,728	$ 83,562	$ 983,146	$ 65,167	$ 25,003

2020 Paycheck Protection Program Loan

On April 16, 2020, the Company entered into the 2020 PPP Loan with a principal amount of $899,110 through Union Bank under the PPP administered by the SBA and established as part of the CARES Act. The PPP Loan bears interest at 1.0% per annum and matures on April 16, 2022 with the interest and principal payments deferred to the date that SBA remits the borrower's loan forgiveness amount to the lender. The amount borrowed under the 2020 PPP Loan is guaranteed by the SBA and is eligible for forgiveness in an amount equal to the sum of the eligible costs, including payroll, benefits, rent and utilities, incurred by the Company during the 24-week period beginning on the date the Company received the proceeds. The 2020 PPP Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the 2020 PPP Loan. In January 2021, the full amount outstanding was forgiven resulting in a gain of $898,993 included in other income, net in the consolidated statements of operations. Non-cash financing activities involving debt resulted in a gain on forgiveness of debt of $898,993 for fiscal year 2021.

2021 Paycheck Protection Program Loan

On February 25, 2021, the Company entered into the 2021 PPP Loan with a principal amount of $894,111 through Union Bank under the PPP administered by the SBA and established as part of the CARES Act. The 2021 PPP Loan bears interest at 1.0% per annum and matures on February 25, 2026 with the interest and principal payments deferred to the date that SBA remits the borrower's loan forgiveness amount to the lender. The amount borrowed under the 2021 PPP Loan is guaranteed by the SBA and is eligible for forgiveness in an amount equal to the sum of the eligible costs, including payroll, benefits, rent and utilities, incurred by the Company during the 24-week period beginning on the date the Company received the proceeds. The 2021 PPP Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the 2021 PPP Loan. In November 2022, the full amount of the Company's 2021 PPP Loan was forgiven (see Note 13).

Amended Small Business Administration Loan

On August 18, 2020, the Company entered into the SBA Loan with a principal amount of $150,000 with the SBA. The SBA Loan bears interest at 3.75% per annum and matures on August 18, 2050 with the first 11 months of interest and principal payments deferred. The SBA Loan is secured by substantially all the assets of the Company. The SBA Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the SBA Loan.

On November 21, 2021, the Company amended its loan with the SBA to increase the principal amount of the loan to $500,000 (the "Amended SBA Loan"). The Company expects to pay installments on the principal and interest of $2,532 per month beginning 24 months from the date of the original note, August 18, 2020. Annual interest accrues at 3.75% on the funds actually advanced from date of each advance. The balance and interest will be payable 30 years from the date of the original note or August 18, 2050. The SBA has a continuing security interest in the Company's assets, including but not limited to inventory, equipment, instruments, including promissory notes, chattel paper, accounts receivables, etc. The Amended SBA Loan has a number of conditions, one of which is a limit on the Company's ability to raise funds through security offerings. Under this provision, the Company has agreed that the SBA has the right to require full payment of the balance of the loan or require a portion of the proceeds be applied to reduce the outstanding balance of the loan. Furthermore, the Company agreed that such proceeds will not be applied in lieu of scheduled payments.

Unsecured Convertible Note

As of March 31, 2022 and 2021, there was an unsecured convertible promissory note the Company entered on March 28, 2014 ("Convertible Note"). The Convertible Note bears interest at 7.0% per annum, was due on March 28, 2017, and is currently in default. The Convertible Note currently will convert at the lesser of $0.07 or 70% of the average of the Company's stock price over a specified period of time if it were publicly traded. The Company is currently in the process of settling the Convertible Note by conversion.

W-Net - Secured Promissory Note – Related Party

On May 28, 2021, the Company entered into a secured promissory note with W-Net Fund ("W-Net Note") for an amended principal amount of $350,000. The W-Net Note bears interest at 12% per annum and matured on November 28, 2021, and therefore is in default. The W-Net Note is secured by automobiles as the Company has granted a security interest to W-Net Fund in certain automobiles owned by the Company under the terms of a security agreement. The W-Net Note contains mandatory prepayments after the receipt of any proceeds from the sale of the Company's equity securities or Saleen S1 automobiles. The W-Net Loan contains customary events of default, and the occurrence of an event of default may result in a claim for the immediate repayment of all amounts outstanding under the W-Net Loan.

Certitude Trust – Related Party

On July 13, 2021, the Company issued a promissory note in the amount of $150,000 to Certitude Trust ("Certitude Note") in connection with a litigation settlement. The Certitude Note bears interest at 6% per annum and is due on

July 13, 2022, or upon completion of an equity financing during fiscal year 2022 , whichever is sooner. The Certitude Note is currently in default.

Industry Star Solutions

On April 20, 2021, the Company issued a promissory note in the amount of $180,000 to Industry Star Solutions, LLC ("Industry Star Note"). The note was issued as a non-cash reclassification from accrued liabilities. The Industry Star Note bears interest at 7% per annum and is due on April 20, 2022. The Industry Star Note is currently in default. In June 2022, the Company negotiated a settlement agreement with Industry Star (see Note 13).

Rexco Promissory Note

On June 17, 2016, the Company issued a promissory note in the amount of $389,922 to Larry R. Haupert (Rexco) Promissory Note. The Rexco Note bears interest at 5% per annum and was due on August 16, 2016. The Rexco Note is currently in default.

Contractual Maturities of Debt Obligations

The aggregate contractual maturities of all borrowings due subsequent to March 31, 2022 are as follows:

Fiscal Year	Amount
2023	$ 856,436
2024	-
2025	10,124
2026	906,332
2027	12,687
Thereafter	464,968
Total	$2,250,547

Note 7 – Leases

The Company has lease arrangements for its facilities.

In September 2017, the Company entered into two operating lease agreements for its facilities. Both leases commenced in February 1, 2018 and expire on January 31, 2028. The lease agreements require total monthly base rent payments of $51,265 for the first year, with annual escalations of 3%. The leases required a total security deposit of $55,000. The Company is responsible operating expenses, including property taxes, insurance, maintenance and management fees.

In response to the impact of the COVID-19 pandemic on the Company's operations, beginning April 1, 2020, the Company suspended the payment of rent and did not make lease payments under its existing lease agreements for one of its two facility leases. During the suspension of payments, the Company continued to recognize expenses and liabilities for lease obligations and corresponding lease assets on the consolidated balance sheet in accordance with ASC 842.

Total expenses related to lease agreements were $882,874 and $891,966 for the years ended March 31, 2022 and 2021, respectively.

As of March 31, 2022 and 2021, the carrying amount of the operating ROU asset was $3,019,530, net of accumulated amortization of $1,095,948 and $3,379,568, net of accumulated amortization of $735,910, each respectively. As of March 31, 2022 and 2021, the carrying amount of the operating lease liabilities was $4,375,439, net of unamortized interest of $1,094,355 and $4,006,420, net of unamortized interest of $1,439,555.

Supplemental balance sheet information related to leases was as follows:

	March 31,	
	2022	2021
Assets:		
Right of use assets	$ 3,019,530	$ 3,379,568
Lease liabilities:		
Lease liability, current portion	$ 1,492,714	$ 737,492
Operating lease liabilities	2,882,725	3,268,928
Total operating lease liabilities	$ 4,375,439	$ 4,006,420

The following table includes supplemental information:

	March 31,	
	2022	2021
Weighted-average remaining lease term (in years)	5.84	6.80
Weighted-average discount rate	10.00%	10.00%

Maturities of lease liabilities as of March 31, 2022 are as follows:

Fiscal Year	Operating Leases
2023	$ 1,802,366
2024	716,731
2025	738,232
2026	760,380
2027	783,191
Thereafter	668,894
Total lease payments	5,469,794
Less: imputed interest	(1,094,355)
Total lease obligations	$ 4,375,439

Note 8 – Commitments and Contingencies

Litigation and Claims

The Company is involved in certain legal proceedings that arise from time to time in the ordinary course of business. The Company is currently a party to several legal proceedings related to claims for payment that are currently accrued for in the Company's consolidated financial statements as other current liabilities or accounts payable. The Company accrues for matters when losses are deemed probable and estimable. Legal expenses associated with the contingency are expensed as incurred. The Company is not currently involved in any legal proceedings that could potentially have a material impact on the consolidated financial statements.

Note 9 – Income Taxes

The provision for income taxes consisted of the following:

	Year Ended March 31, 2022	Year Ended March 31, 2021
Current		
Federal	$ 164,424	$ -
State	840	1,000
Total current	165,264	1,000
Deferred		
Federal	20,752	(517,538)
State	6,901	81,000
Total deferred	27,653	(436,538)
Provision for income taxes (benefit)	$ 192,917	$ (435,538)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the deferred tax assets and liabilities are as follows:

	March 31, 2022	March 31, 2021
Deferred tax assets:		
Net operating loss carryforwards	$ 1,056,576	$ 1,389,000
Lease liability	1,224,405	1,007,218
Reserve and allowances	-	689,000
Other	99,213	99,213
Total deferred tax assets	2,380,194	3,184,431
Less: valuation allowance	(1,535,221)	(2,238,706)
Total deferred tax assets, net	844,973	945,725
Deferred tax liabilities:		
Right of use assets	(844,973)	(945,725)
Intangible assets	(82,960)	(55,307)
Total deferred tax liabilities	(927,934)	(1,001,032)
Net deferred tax liabilities	$ (82,960)	$ (55,307)

The net deferred tax liability as of March 31, 2022 and 2021 principally relates to tax amortization of intangibles that have an indefinite reversal period for book purposes, also known as a "naked credit deferred tax liability," that cannot be considered as a source of income to recover the deferred tax asset. This deferred tax liability relates to the Company's asset acquisition of indefinite lived intangible assets for the S7 supercars purchase which for tax purposes will be amortized over a 15-year period.

The recovery of bad debt paid by assets and gain on additional recoveries on repossession of collateral on receivables in 2022 were considered taxable items. The Company utilized net operating loss carryforwards to partially offset these taxable gains.

The Company evaluates whether a valuation allowance should be established against the Company's deferred tax assets based on the consideration of all available evidence using a "more likely than not" standard. In making such judgments, significant weight is given to evidence that can be objectively verified. As of March 31, 2022 and 2021, a valuation allowance of $1,535,221 and $2,238,706 was recorded, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.0%. The effective rate was 3.9% for fiscal year 2022 after changes in the valuation allowance and utilization of its deferred tax assets.

As of each reporting date, the Company considers new evidence, both positive and negative, that could impact its view with regard to future realization of available deferred tax assets. As of the fiscal year ended March 31, 2022, the Company did not recognize an income tax benefit for any of its deferred tax assets, primarily related to net operating loss carry forwards, reserves and allowances, and lease liabilities, because the Company determined that sufficient negative evidence continued to exist to conclude it was uncertain that the Company would have sufficient future taxable income to utilize its deferred tax assets.

Internal Revenue Code of 1986, as amended ("IRC") Section 382 ("§382") limits the use of NOL and tax credit carry forwards in certain situations where changes occur in the stock ownership of a company. In general, if the Company experience a greater than 50% aggregate change in ownership over a 3-year period, the Company is subject to an annual limitation under IRC §382 on the utilization of the Company's pre-change NOL carry forwards. California and other states have similar laws. The annual limitation generally is determined by multiplying the value of the Company's stock at the time of such ownership change (subject to certain adjustments) by the applicable long-term exempt rate. Such limitations may result in expiration of a portion of the NOL carry forwards before utilization. The Company has currently recorded an uncertain tax position due to the Company's filing of their March 31, 2020 and 2021 tax returns which may have used NOL's that should have been limited by §382. The Company has recorded an uncertain tax position liability of $253,000 and $288,000 as of March 31, 2022 and 2021, respectively on the accompanying balance sheet as a component of accrued liabilities. The uncertain tax position includes accrued interest and penalties of approximately $70,000 and $70,000 as of March 31, 2022 and 2021, respectively, on the accompanying balance sheet as a component of accrued liabilities. As of March 31, 2022, we had approximately (i) $0 of federal NOL carry forwards and (ii) $2,880,030 of state NOL carryforwards, which begin to expire in 2029. In 2022, all federal NOLs were applied against taxable income. As of March 31, 2021, we had (i) $4,050,000 of federal NOL carry forwards, of which $4,050,000 will expire from 2024 through 2027, and (ii) $7,713,000 of state NOL carry forwards, which begin to expire in 2029. These federal and state NOL carry forwards disclosed do not contain NOLs that may be limited due to §382 which the Company is still in the process of evaluating the potential limitation.

The Company files income tax returns with federal and state jurisdictions. The Company is no longer subject to Internal Revenue Service ("IRS") or state examinations for periods prior to March 31, 2016, although certain carry forward attributes that were generated prior to 2016 may still be adjusted by the IRS.

The Company includes interest and penalties related to uncertain tax positions within the provision for income taxes. As of March 31, 2022, the Company had no unrecognized tax benefits that would significantly change in the next 12 months.

Note 10 – Stockholders' Equity/(Deficit)

Preferred Stock

Our authorized capital stock includes 1,000,000 shares of preferred stock, with a par value of $0.001 per share.

As of March 31, 2021, there were 666.66 shares of Preferred Stock issued and outstanding. During the year ended March 31, 2022, the holder converted their shares of Preferred Stock into 666,660 shares of Common Stock.

Common Stock

As of March 31, 2021, the Company had 24,536,963 shares of common stock issued and outstanding. During the year ended March 31, 2022, 666.66 shares of Series B Preferred Stock were converted into 666,660 shares of common stock. As of March 31, 2022, the Company had 25,203,623 shares of common stock issued and outstanding.

Warrants

In March 2021, the Company entered into an appearance agreement with Crush Capital, Inc. ("Crush Agreement") for Crush Capital to perform certain marketing, branding and production services related to the Company's anticipated Regulation A offering (see Note 13). In connection with the agreement, the Company granted 2,222,222 warrants to purchase common stock at an exercise price of $0.10 per share. The warrants have a term of 5 years and vested immediately. The Company calculated a fair value of the warrants of $860,710 using the Black-Scholes option pricing model. The services and related Regulation A offering occurred in April 2022, and therefore the value of the warrant was included in prepaid expenses and other current assets as of March 31, 2022. The weighted-average remaining contractual life of the warrants is 2.5 years as of March 31, 2022.

The following is a summary of warrant activity:

	Warrants	Weighted Average Exercise Price	Instrinsic Value
Outstanding - March 31, 2020	1,666,663	$ 0.62	$ -
Granted	-	-	
Exercised	-	-	
Forfeited	-	-	
Outstanding - March 31, 2021	1,666,663	$ 0.62	$ -
Granted	2,222,222	0.10	
Exercised	-	-	
Forfeited	(1,666,663)	0.62	
Outstanding - March 31, 2022	2,222,222	$ 0.10	$ 844,444
Exercisable at March 31, 2021	1,666,663	$ 0.62	$ -
Exercisable at March 31, 2022	2,222,222	$ 0.10	$ 844,444

The warrants were valued under the Black-Scholes option pricing model using the following assumptions:

	Year Ended March 31, 2022	Year Ended March 31, 2021
Risk-free interest rate	0.80%	n/a
Expected dividend yield	0.00%	n/a
Expected volatility	65.00%	n/a
Expected life (years)	2.5	n/a
Fair value of underlying common stock	$ 0.48	n/a

Note 11 – Stock-Based Compensation

In December 2021, the Company's Board of Directors approved the 2021 Equity Incentive Plan (the "2021 Plan"), which is administered by the Board of Directors, or a committee thereof (the "Administrator") as set forth in the 2021 Plan. The 2021 Plan provides for the grant of the incentive stock options, non statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other stock awards to the Company's employees, directors (including non-employee directors), advisors and consultants. Subject to certain adjustments, as of March 31, 2022, the Company are authorized to issue up to 4,500,000 shares of its common stock pursuant to awards granted under the 2021 Plan. During fiscal years 2022 and 2021, there was no stock option activity and the Company incurred no stock-based compensation expense.

Grants under the 2013 Plan vest and expire based on periods determined by the Administrator, but in no event can the expiration date be later than 10 years from the date of grant. As of March 31, 2021, there were outstanding stock options to purchase an aggregate of 2,602 shares of common stock with a weighted-average exercise price of $104, weighted-average remaining contractual life of 3.5 years, and insignificant average intrinsic value. During the year ended March 31, 2022, the options were forfeited and no options remained outstanding. During fiscal years 2022 and

2021, there was no stock option activity, and during fiscal years 2022 and 2021, the Company incurred no stock-based compensation expenses. As of March 31, 2022, the Company had no unearned stock-based compensation. However, the Company expects to grant and recognize stock-based compensation in the future.

Note 12 – Related Party Transactions

Steve Saleen

During fiscal year 2020, we settled total outstanding balance due to Steve Saleen, our founder and chief executive officer, for $0.5 million. Amounts due to Mr. Saleen included advances made to us and accrued compensation. The advances were non-interest bearing, with no formal terms of repayment. As of March 31, 2021, we owed Mr. Saleen $0.3 million for accrued compensation.

Steve Saleen is a party to an Assignment and License Agreement with our Predecessor, dated May 23, 2013, and which was assumed by the Company. Under the Assignment and License Agreement, the Company has a perpetual, irrevocable, royalty-free, worldwide license to use Mr. Saleen's likeness in the creation, engineering, development, production, manufacturing, packaging, promotion, distribution, marketing, sale and racing of electric and other high performance vehicles, vehicle parts and accessories, and apparel. Excluded from this license are the use of Mr. Saleen's likeness in relation to movies, television programs, plays, scripts, books, articles, video games, computer games, action figures, toys, miniatures, speeches, public appearances, and incidental activities. Under the terms of the Assignment and License Agreement, Mr. Saleen was to receive consideration of 341,943 shares of Super Voting Preferred Stock, issued by the Predecessor, and the right to terminate all licenses for the use of his likeness in the event the Company files a petition for relief under Chapter 7 of the Bankruptcy Code or in the event a petition for relieve is converted to a Chapter 7 proceeding. The Predecessor's Super Voting Preferred Stock was not issued to Mr. Saleen. The Predecessor's board of directors adopted a resolution on July 15, 2021, granting Mr. Saleen a right to additional equity in the Company for the purpose of maintaining his ownership at 22.5% after completion of this Offering if Mr. Saleen would agree to amend the Assignment and License Agreement to remove the right to terminate the license for use of his likeness. To date, this resolution has not been adopted by the Company.

As of March 31, 2022, the Company owed Mr. Saleen $190,698 in loans and $634,993 in accrued payroll.

S7 Agreement

On May 31, 2019, we entered into an asset purchase agreement with S7 Supercars, LLC ("S7 Supercars") ("S7 Purchase Agreement"), a related party controlled by affiliates of two of our principal stockholders., pursuant to which S7 Supercars sold all of its assets, chassis and other automotive parts relating to the manufacture of the Saleen S7 supercar ("S7"), and related intellectual property, to us for an aggregate purchase price of $1.5 million comprised of a cash consideration of $0.8 million and the elimination of an $0.7 million accounts receivable from S7 Supercars. We accounted for this purchase as an asset acquisition, and accordingly, the consideration given for the assets was allocated to a trade name in intangible assets. Prior to the execution of the S7 Purchase Agreement, we manufactured the S7 under the agreement with S7 Supercars. S7 Purchase Agreement contains a provision that we pay S7 Supercars up to four payments of $0.1 million each for a sale of S7 through May 31, 2021, subject to the certain conditions included in the S7 Purchase Agreement. During this two-year period, we did not sell any S7, and therefore, did not make any payments to the sellers of S7 Supercars. During two months ended May 31, 2019, we recognized revenue from S7 Supercars of $0.5 million.

The Company did not sell any S7s in the fiscal year 2022.

Debts

Refer to Note 6 for related party debts.

Note 13 – Subsequent Events

In fiscal year 2023, the Company received gross proceeds of $155,950 by issuing 155,950 shares of Common Stock as a part of a Regulation A+ offering.

In November 2022, the full amount of the Company's 2021 Paycheck Protection Loan, totaling $894,111 was forgiven, including $15,629 in interest.

In May 2022, the Company received an extension of the note payable owed to W-Net Fund. The note now matures in July 2023.

In June 2022, the Company negotiated a settlement agreement with Industry Star, which as of March 31, 2022 held a promissory with outstanding principal and accrued interest totaling $191,530 that was in default. As a part of this settlement, the Company paid Industry Star $105,000 and had the remaining outstanding principal and interest forgiven.

In November 2022, the Company negotiated a forbearance term sheet with the landlord of 2735 and 2755 Wardlow, Corona, CA to address past due rents due to the COVID-19 pandemic. As a part of this agreement, the Company agreed to pledge its Common Stock as collateral for outstanding prior rent. If the Company does not full payment of past due rent by June 30, 2024, the landlord will proceed to enforce the terms of its lease and collect the past due rent by any legal means.

Management has evaluated all events and transactions that occurred from June 23, 2023 through the date of issuance of these consolidated financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

INVEST IN SALEEN TODAY!

Power In The Hands Of A Few

Saleen is a well-known company with a 40-year history in the automotive industry. The company started in competitive racing and quickly moved to manufacturing ...

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SALEEN
*Saleen 1 is in development and coming soon

$0 Raised

REASONS TO INVEST

- Saleen is the leader in designing and manufacturing American high-performance sports cars and supercars. With 40+ years of experience developing cars with the Ford Motor Company, Saleen is now fundraising to bring the Saleen S1 to market.
- With 300+ racing wins, Saleen has been featured in Road & Track, USA Today, Wall Street Journal, Robb Report, Motor Trend, Muscle Cars and Trucks, Auto Evolution, Teslarati, Hot Cars, Fox News, and more.
- The Luxury-Premium Performance market was $617 billion in 2022 and is expected to reach over $1 trillion by 2030. Saleen hopes to capitalize on this growth by continuing the Saleen Original Series.

Invest Now
$1.25 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$498.75	$34.48M

THE PITCH

From Ford To The Future

While the Saleen S1 is brand new, the Saleen business is far from new. The company has a 40-year history with the Ford Motor Company, where they design, develop, manufacture, and sell high-performance vehicles based on the chassis of the Ford Mustang, Ford F-150, and new Ford Bronco. While these Ford vehicles are part of the Saleen Signature Series, we are continuing our Saleen Original Series with the Saleen S1, a two-seater sports car entirely designed and developed by Saleen Automotive.

Saleen is led by Steve Saleen, who is recognized worldwide for his expertise in specialized vehicle manufacturing, vehicle certification processes, and mass customization. In total, Steve Saleen has been an inventor to 25 patents across multiple facets of automobile design, development, and manufacturing.

Featured in a variety of press, including: ***Road & Track, USA Today, Wall Street Journal, Robb Report, Motor Trend, Muscle Cars and Trucks, Auto Evolution, Teslarati, Hot Cars, Fox News, Car and Driver.***

Steve was inducted into the **Mustang Hall of Fame.**

Oversaw the entire development, certification and manufacturing for the Ford GT from 2004 to 2006, **producing over 4000 units.**

From 2000-2007, the **Saleen S7 was the fastest production car in the world.** In racing trim, the S7 would go on to win the Le Mans Grand Touring 1 class at the 24 Hours of Le Mans.

THE PROBLEM & OUR SOLUTION

Introducing the Saleen Original Series Nationwide

Bringing a new series of vehicles to the marketplace is almost impossible unless you are a large, established, global manufacturer. However, Saleen has been making original vehicles for years, commencing with the Saleen S7 Supercar in 2000, Ford GT 2004-2006, and the Dodge Viper.


SALEEN
01:51

The Saleen S1 is the next chapter in the Saleen Original Series. Seeing the need for a true “Driver’s Car,” Steve Saleen and team started with a clean sheet of paper and designed the S1 based on 40 years of racing experience.

Introducing the Saleen S1



The **Saleen S1** is the next chapter in the Saleen Original Series. Seeing the need for a true "Driver's Car," Steve Saleen and team started with a clean sheet of paper and designed the S1 based off of 40 years of racing experience.

Anticipated Saleen S1 specs at a glance:

- Two Seat, mid-engine, rear wheel drive
- Lightweight aluminum frame with crumple zones for strength and safety
- ***State of the art carbon fibre body*** for weight savings and strength
- Saleen designed 2.2L, turbocharged four cylinder; 450hp
- Curb weight of 2700lb
- Six speed manual transmission
- Zero-60mph; 3.5 sec, 1/4 mile; 11.3sec
- ***Top speed of 180mph***

***The Saleen S1 is in the prototype phase and is not currently available on the market.*

THE MARKET & OUR TRACTION

First Place Growth In The Luxury Car Premium Performance Market

We believe Saleen is positioned well in a growing market, as the luxury premium performance car market was estimated to be $617 billion in 2022 and is expected to grow at a CAGR of 6.9% from 2023 to 2030, reaching over $1 trillion by 2030. Saleen hopes to capitalize on this growth by launching the Saleen Original Series, first with the S1 and then introducing additional models in the following years. Saleen is continuing to see strong demand throughout the pandemic and is optimistic about the growth of its largest revenue stream, the Saleen Signature Series. (Source, Source)


Luxury Premium Performance Market
$617B
expected to grow at a
CAGR of 6.9%
reaching over
$1 Trillion
2022
2023 to 2030
2030

Saleen generates revenue by designing, developing, and manufacturing automobiles. Currently, the majority of our revenue comes from the Saleen Signature Series, which includes globally popular Ford automobiles such as the Ford Mustang, Ford F-150, and Ford Bronco. The company's newest revenue stream will come from the production and sales of the Saleen Original Series, which are designed, developed, and produced entirely in-house by Saleen Automotive.


SALEEN
Ford
The **Saleen Signature Series**, includes globally popular Ford automobiles such as the
Ford Mustang, Ford F-150, and Ford Bronco.

SALEEN DISTRIBUTION

We believe Saleen has a significant advantage in the marketplace over new competitors because of our existing distribution channels. We've established a dealership network of 80 Ford dealers and are continuously expanding as needed. By utilizing these dealers, Saleen has direct access into an existing customer base that provides tremendous opportunities. We also plan to open additional "Saleen Premiere" dealerships specifically aimed at marketing the Saleen Original Series like the S1. Saleen Premiere dealerships, much like the Ford dealers, are full service dealers that offer financing, service, and warranty. In addition to the dealership distribution model, Saleen also plans to expand on its previous 3e concept (Irvine) and open additional Saleen 3e centers at select locations. Saleen 3e Centers are direct to consumer showrooms (3e = Entertain, Educate, and Experience) that showcase the vehicles and the entire Saleen experience.



**Saleen S7*

With its 40 year racing legacy, it makes perfect sense for Saleen to be present at appropriate racing venues to further expand its reach. By utilizing "Ride and Drives," potentially new customers will be able to experience the awesome Saleen S1 first hand and turn the "interested" into "buyers."

WHY INVEST

The Past, Present, & Future of Automobiles



We believe Saleen is an established and extremely successful company, meaning an investor will invest not only in a new car series, but also in a company already generating revenue through its relationship with Ford Motor Company, including a 40-year history of racing and manufacturing. In addition to this, an investor will be getting a stake in the Saleen Original Series, starting with the S1, a high-performance American-made two-seater sports car entirely developed and designed by Saleen Automotive.

Saleen is fundraising to bring the S1 to market and eventually launch other cars in the Saleen Original Series. Investments in Saleen will help with S1 development, certification, manufacturing, the launch of Saleen 3e Centers, and the expansion of Saleen Original Series with other models.

Join Saleen and bring a new line of high-performance cars to the world! We create experiences, relationships, and lifestyles, centered around innovative, stylish, and high performance vehicles.

ABOUT

HEADQUARTERS
2735 Wardlow Road
Corona, CA 92882

WEBSITE
View Site

Saleen is a well-known company with a 40-year history in the automotive industry. The company started in competitive racing and quickly moved to manufacturing high-performance automobiles, including those under the Ford Motor Company umbrella. Saleen is continuing the Saleen Original Series, with the launch of the Saleen S1, a two-seater sports car entirely designed and developed by Saleen Automotive.

TEAM

Steve Saleen
Director

Mr. Saleen, our founder, Chief Executive Officer, President and one of our directors, has been president and CEO of SMS since its formation in July 2008. He has been board chairman and CEO of Saleen Automotive since its formation in July 2011. Mr. Saleen is considered one of the most successful and well-known automotive icons in the country, making him a well-qualified candidate to serve as our CEO and director. Mr. Saleen's entrepreneurial business plan laid the groundwork for an entirely new industry of design, engineering, manufacturing, and sales of high-performance vehicles that were race proven and marketed for sales through new car dealership showrooms nationwide. This included very successful racing programs featuring himself as a lead driver in vehicles of his design that went on to win championships. Mr. Saleen is generally recognized for his expertise in small volume vehicle manufacturing, vehicle transformation processes, and mass customization – creating customized products in an efficient mass – production manner. In August 2018, Mr. Saleen was presented with the Legends of Auto Award at a ceremony held in Monterey, CA. Previous recipients of the Legends of Auto Award include such automotive luminaries as Lee Iacocca, Jay Leno, Roger Penske, and the late Carroll Shelby. Mr. Saleen has a bachelor's degree in business from the University of Southern California.

Charles Arzubiaga
Vice President, Controller

Charles Arzubiaga has over 30 years of accounting and finance experience with both private and public companies. In the past he has worked in manufacturing and distribution, primarily as a department head or leader of an interdepartmental team. He is a graduate of the University of California Santa Barbara, with a degree in Business Economics and an emphasis in Accounting and can sometimes be fanatical about his beloved Running Gauchos men's basketball team. When not at work, Charles enjoys traveling, live theater and dining with his wife Michelle and son Michael.

Greg Stacy
Vice President of Marketing

Gregory Stacy is Vice President of Marketing at Saleen Automotive. Greg is a consummate auto enthusiast with over 25 years of writing, producing and directing automotive content.

He began his career as a producer/cameraman and went on to produce and direct over 150 episodes of the award winning, weekly TV series Hot Rod Magazine on Speed Channel. He was the creative director and instrumental in launching the broadband, streaming network Torque.tv which became Motortrend OnDemand, and was later sold to Discovery Communications. Throughout his career in advertising he has worked with many automobile OEMs such as Acura, Honda, Fiat, Lexus, Toyota, Jeep, Dodge and Ram to name a few. Prior to joining Saleen, he was an executive producer at the world renowned Trailer Park agency in Hollywood, CA. While at Trailer Park, Greg was one of the leads and creative forces behind a series of Alfa Romeo commercials, and was the EP on the Alfa Romeo Super Bowl campaign that launched them back into the US market. Greg holds a BSME degree along with a MFA degree. He is a recipient of numerous CLIOs, Tellys, and ProMax/BDA advertising and content awards.

Werner Gruber

Vice President of Design

Werner Gruber is Vice President of Design at Saleen Automotive. He started his Career at Pininfarina, one of the most famous design houses in the automotive field. In 2010 he joined Ferrari and was the senior lead exterior designer of the LaFerrari, FXX-K and the Ferrari Portofino.

In 2019 he joined Saleen and was involved in the Development of the Saleen S1, and the Saleen Formula; a track-only, formula spec racecar.

Having insight into the latest technology for the burgeoning EV marketplace, he worked as a consultant for BYD – Shenzhen, supervising numerous vehicles until 2021.

He has been a recipient of numerous design awards; including RedDot for the LaFerrari in 2015, RedDot Best of the Best in 2015 for the Ferrari FXX-K. His Projects also won the IF Gold Award for 2016, and RedDot Best of the Best for the Ferrari Portofino in 2018.

Paul Moore

Vice President of Operations

Paul Moore is currently the Vice President of Operations at Saleen Automotive. He started his career in manufacturing at Boeing in the aircraft industry and earned many awards relating to quality standards and training of personnel. Paul was then chosen by the legendary Vic Edelbrock as the General Manager of the Exhaust & Suspension Divisions. He managed all aspects of Manufacturing and Engineering, introduced robotics and automation to the production process and oversaw the development of the Adjustable Trailing Arm which won Best Design at Sema. Paul also discovered and introduced Cerakote ceramic high temperature coatings to the aftermarket exhaust industry. Cerakote is currently utilized in most exhaust applications and is considered the industry leader. Paul then worked for Magnaflow Exhaust where he was the Project Manager in charge of designing and introducing headers as well as improving the design and automation of the successful Exhaust Manifold line. Paul is now overseeing Operations and Procurement for Saleen Automotive. He is focused on raising the efficiency, cost savings, quality and productivity of the builds. He works closely with engineering on new projects to achieve superior design and industry leading performance.

Frederic Blum

Vice President of Retail and Sales

Fred Blum currently serves as the Vice-President of Retail and Sales for Saleen Automotive. Prior to this role, Fred served as President of US Automotive International, a consulting firm focused on advising clients in the automotive industry on sales, marketing and distribution. Fred has also served as Executive Director of the Aljomaih Automotive Company, a distributor of General Motors in Saudi Arabia. Fred has a Bachelor's Degree in Business from the University of Minnesota, Carlson School of Business.

Dennis Hartmann

Director

Dennis is the founding member of The Hartmann Law Group, a practice he commenced in 1990. His extensive litigation experience includes complex business litigation involving breach of fiduciary duty, employment, intellectual property and other business related matters. Dennis' litigation experience also includes real estate matters, fraud, entertainment, partnership dissolution, pursuing fraudulent conveyances and breaking offshore trusts to dismantle vehicles with no purpose other than to hid assets. In addition to serving as lead counsel in multi-year trials involving financial fraud and breach of fiduciary duty, he has developed legal strategies, overseen all facts of pre-trial discovery, and argued motions before the trial court and the Court of Appeal. In 2015, Dennis and his firm successfully litigated a breach of fiduciary case in connection with a fraudulent sale of real estate that was awarded the largest judgment in California ($68,000,000) as reported in the Daily Journal. Dennis graduated Summa Cum Laude from University of Alabama and from the University of Texas School of Law (Austin) as a member of the Texas Law Review. Dennis works approximately 1 hour on an average weekly basis for Saleen.

Neil Hannemann

Director

Mr. Hannemann is currently a member of the board of directors for Saleen. Mr. Hannemann began his automotive career by attending General Motors Institute. Upon graduation he worked at Minicars, Inc., involved in government contracts regarding vehicle safety. He then took a job with Chrysler working at the Chrysler/Shelby Performance Center, which was run by automotive legend Carroll Shelby, where Neil was involved in research for vehicle performance and the development of specialty Shelby products. Neil was also a development engineer for the Dodge Viper, a program manager for the Viper GTS/R racing program, and a program manager for the Dodge NASCAR effort. After almost 20 years with Chrysler, Neil then went to Saleen to work for another automotive legend, Steve Saleen, to develop the road going version of the Saleen S7. This led to Neil becoming the Chief Engineer for the Ford GT, and Saleen was involved in the manufacturing of that vehicle. Finally, Neil went to another legendary company, McLaren to again develop road going supercars for the McLaren brand. Since 2007, Neil has been a consultant working in a wide range of areas with a focus on supporting litigation related to vehicle safety. Neil works approximately 1 hour on an average weekly basis for Saleen.

Michael Deschenes

Director

Mr. Deschenes is currently retired after having been active as an executive in the automobile industry for over 37 years. Most recently, Mr. Deschenes served as the Managing Director of Rampage Products, a Jeep accessory company, from January 2006 until March 2016. He holds a B.S. in Business Administration from California State University, Fullerton. Mr. Deschenes' experience as an automobile industry executive qualifies him to serve as a director. Michael works approximately 1 hour on an average weekly basis for Saleen.

TERMS

Saleen

Overview

PRICE PER SHARE
$1.25

VALUATION
$34.48M

DEADLINE
Oct 10, 2023

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$498.75

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
12,000

MAX NUMBER OF SHARES OFFERED
988,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perks

Invest within the first 72 hours and receive 20% bonus shares

Invest within the first week and receive 15% bonus shares

Invest within the first two weeks and receive 10% bonus shares

Invest within the first three weeks and receive 5% bonus shares

Amount-Based Perks

Lap Record Perk — Invest $1,500+ and receive 5% bonus shares

Supercar Perk — Invest $5,000+ and receive 10% bonus shares

Winners Perk — Invest $25,000+ and receive 15% bonus shares and a $2,500 credit on purchase of a new Saleen vehicle

Champions Perk — Invest $50,000+ and receive 20% bonus shares and a $5,000 credit on purchase of a new Saleen vehicle

Grand Prix Perk** — Invest $100,000+ and receive 20% bonus shares and a trip for 2 to Southern California, Saleen Mustang for the weekend, personal meeting + dinner with Steve Saleen

Loyalty Bonus

10% bonus shares to our existing shareholders, pledge holders, and TTW reservation holders.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

*** Includes coach class airfare from anywhere within the continental United States.*

The 10% StartEngine Owners' Bonus

SALEEN AUTOMOTIVE, INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.25 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $125. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus 5% Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

USA Today

Steve Saleen is back with a new $100K supercar

View Article

Hot Cars

10 Things We Love About The Saleen S1

View Article

Wall Street Journal

The Pure Automotive Muscle of the Saleen S7

View Article

MotorTrend

What Is a Saleen Mustang?

View Article

Robb Report

Steve Saleen Became One of the World's Best Mustang Tuners. Now He Has His Own Museum Exhibition

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Saleen.

JOIN THE DISCUSSION

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JM

Joshua Moore
a month ago

Hello, I hope it works out this time. What steps are being taken to avoid the toxic environment of SLNN?

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video - No Spoken Words / Words on Screen

Over 35 years of manufacturing excellence.

Track proven performance.

A-list brand identity

Full vehicle line.

500 HP 302 White Label. Racecraft S4 suspension. Saleen signature brakes. Starting at $50,675.

745 HP 302 Yellow Label. Racecraft S4 suspension. Saleen signature brakes. Starting at $63,305.

800 HP 302 Black Label. Racecraft S4 suspension. Saleen signature brakes. Carbon Fiber Aerodynamics. Starting at $77,545

Global Brand Recognition.

Secondary Video

Hello. Many of you already know me, but for those that don't, I'm Steve Saleen, the founder of Saleen Automotive. I started Saleen over 40 years ago, originally for the sole purpose of financing my racing endeavors, but things didn't go exactly like I envisioned. Fortunately, things went way beyond my expectations. And here we are today, over 40 years later, building high performance vehicles. During this time. Like in many businesses, there has always been ups and downs, but we have always prevailed and we will continue to do so. In 2017, we debuted our original Saleen S1 to the public and the reviews and the reception was phenomenal. We received many pre-orders and continued with the engineering and development of the S1. In 2019, we launched the Saleen Cup Racing series as a testbed to further aid in the development of the streetcar and to stick to our mantra race proven performance for the street. Everything was going per schedule in 2020 happened. The worldwide Covid 19 pandemic literally put everything on hold. Business restrictions and everything associated with that literally brought the S1 R&D to a grinding halt. But we endured and today we're working on bringing the S1 to the street. And with your investment and confidence in Saleen, we can make the S1 a reality. Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Mr. Chris Manderson
3972 N 850 W
Lehi UT 84043

Dear Chris Manderson,

We would like to convey our congratulations to you and SALEEN AUTOMOTIVE, INC. We hope you enjoy terrific success with your new company. Thank you for giving us the opportunity to serve you as your incorporator and Delaware Registered Agent. You are now our valued client and we want to increase your success in any way we can.

Name: **SALEEN AUTOMOTIVE, INC.**
Date of formation: August 6, 2021
Delaware State File Number: **6148591**
HBS Record ID Number: 472681

Enclosed is the Recorded Copy of your Certificate of Incorporation. Please review the information on the certificates and insert them in your corporate kit.

Please remember these three things in the future:

1. We must be made aware of any address changes. You may provide this information to us via email (mail@delawareinc.com) or phone (800-345-2677 ext. 6903). This will ensure that we remind you of the following two things:

2. Delaware franchise tax and report are due March 1st each year. If the tax and report are not filed at the State of Delaware by March 1st, a $200 late penalty plus 1.5% interest monthly will be imposed by the State of Delaware and your company will become delinquent. Failure to file the tax two years in a row will cause the company to become void.

3. Your annual registered fee of $50 is due on the anniversary month of your corporation. If the registered agent fee is not received by the due date, a $25 late penalty will be imposed. Failure to pay the registered agent fee within 3 months of the due date may lead to the loss of your registered agent, which could cause your company to become forfeit with Delaware.

We would like to thank you once again and wish you the best of luck. You can help us by telling a friend or business associate about our services. We work hard to keep things simple for you and your associates when it's time to incorporate.

Sincerely,

Filing Department
Harvard Business Services, Inc.

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:48 PM 08/06/2021
FILED 03:48 PM 08/06/2021
SR 20212914577 - File Number 6148591

CERTIFICATE OF INCORPORATION OF SALEEN AUTOMOTIVE, INC.

ARTICLE I
NAME

The name of the corporation is SALEEN AUTOMOTIVE, INC. (the "Corporation").

ARTICLE II
REGISTERED AGENT AND ADDRESS

The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, in the city of Lewes, County of Sussex, Delaware 19958. The name of its registered agent at that address is Harvard Business Services, Inc.

ARTICLE III
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

ARTICLE IV
CAPITAL STOCK

Section 4.1 Shares, Classes and Series Authorized. This Corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock". The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is One Hundred One Million (101,000,000) shares, of which One Hundred Million (100,000,000) shares shall be designated as Common Stock with a par value of $0.0001 per share, and One Million (1,000,000) shares shall be designated as Preferred Stock with a par value of $0.0001 per share. The Common Stock and Preferred Stock may be collectively referred to herein as the "Capital Stock."

Section 4.2 Designations, Powers, Preferences, Rights, Qualifications, Limitations and Restrictions Relating to the Capital Stock. The following is a statement of the designations, powers, preferences and rights in respect of the classes of the Capital Stock, and the qualifications, limitations or restrictions thereof, and of the authority with respect thereto expressly vested in the Board of Directors of the Corporation (the "Board"):

(a) *Preferred Stock.* The Preferred Stock may be issued from time to time in one or more series, the number of shares and any designation of each series and the powers, preferences and rights of the shares of each series, and the qualifications, limitations or restrictions thereof, to be as stated and expressed in a resolution or resolutions providing for the issue of such series adopted by the Board, subject to the limitations prescribed by law, including 11 U.S.C. §1123(a)(6). The Board in any such resolution or resolutions is expressly authorized to state for each such series:

(i) the voting powers, if any, of the holders of shares of such series in addition to any voting rights affirmatively required by law;

(ii) the rights of stockholders in respect of dividends, including, without limitation, the rate or rates per annum and the time or times at which (or the formula or other method pursuant to which such rate or rates and such time or times may be determined) and conditions upon which the holders of shares of such series shall be entitled to receive dividends and other distributions, and whether any such dividends shall be cumulative or non-cumulative and, if cumulative, the terms upon which such dividends shall be cumulative;

(iii) whether any shares of the stock of each such series shall be redeemable by the Corporation at the option of the Corporation or the holder thereof and, if redeemable, the terms and conditions upon which any shares of the stock of such series may be redeemed;

(iv) the amount payable and the rights or preferences to which the holders of the stock of such series shall be entitled upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation;

(v) the terms, if any, upon which shares of stock of such series shall be convertible into, or exchangeable for, shares of stock of any other class or classes or of any other series of the same or any other class or classes, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any; and

(vi) any other powers, designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, so far as they are not inconsistent with the provisions of this Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") and to the full extent now or hereafter permitted by the laws of the State of Delaware.

Subject to any limitations or restrictions stated in the resolution or resolutions of the Board originally fixing the number of shares constituting a series, the Board may by resolution or resolutions likewise adopted increase (but not above the total number of authorized shares of Preferred Stock) or decrease (but not below the number of shares of the series then outstanding) the number of shares of the series subsequent to the issue of shares of that series; and, in case the number of shares of any series shall be so decreased, the shares constituting the decrease shall resume that status that they had prior to the adoption of the resolution originally fixing the number of shares constituting such series.

(b) *Common Stock*. Except as otherwise provided for by law, the shares of Common Stock shall entitle the holders thereof to one vote for each share on all matters on which stockholders have the right to vote. The holders of shares of Common Stock shall not be permitted to cumulate their votes for the election of directors. Notwithstanding the foregoing, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation (including any Certificate of Designations relating to any series of Preferred Stock) or pursuant to the DGCL.

Subject to the preferences, privileges and powers with respect to each class or series of Preferred Stock having any priority over the Common Stock, and the qualifications, limitations or restrictions thereof, the holders of the Common Stock shall have and possess all rights pertaining to the Capital Stock; provided, however, that in the event of any liquidation, dissolution, or winding up of the Corporation, the holders of the Common Stock (and the holders of any class or series of stock entitled to participate with the Common Stock in the distribution of assets) shall be entitled to receive, in cash or in kind, the assets of the Corporation available for distribution remaining after: (i) payment or provision for payment of the Corporation's debts and liabilities and (ii) distributions or provisions for distributions to holders of any class or series of Capital Stock having preference over the Common Stock in the liquidation, dissolution, or winding up of the Corporation.

ARTICLE V
LIMITATION OF DIRECTOR LIABILITY

No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or modification of this Article V by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

ARTICLE VI
INDEMNIFICATION

Section 6.1 Actions, Suits or Proceedings Other than by or in the Right of the Corporation. To the fullest extent permitted by the DGCL, the Corporation shall indemnify any person who is or was or has agreed to become a director or officer of the Corporation who was or is made a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was or has agreed to become a director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and the Corporation may indemnify any other person who is or was or has agreed to become an employee or agent of the Corporation who was or is made a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against costs, charges, expenses (including attorneys' fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her or on his or her behalf in connection with such action, suit or proceeding and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. Notwithstanding anything contained in this Article VI, but subject to Section 6.7 hereof, the Corporation shall not be obligated to indemnify any director or officer in connection with an action, suit or proceeding, or part thereof, initiated by such person against the Corporation unless such action, suit or proceeding, or part thereof, was authorized or consented to by the Board.

Section 6.2 Actions or Suits by or in the Right of the Corporation. To the fullest extent permitted by the DGCL, the Corporation shall indemnify any person who is or was or has agreed to become a director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was or has agreed to become a director or officer of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, and the Corporation may indemnify any other person who is or was or has agreed to become an employee or agent of the Corporation who was or is made a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against costs, charges and expenses (including attorneys' fees and expenses) actually and reasonably incurred by him or her or on his or her behalf in connection with the defense or settlement of such action or suit and any appeal therefrom, if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, except no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such costs, charges and expenses which the court shall deem proper. Notwithstanding anything contained in this Article VI, but subject to Section 6.7 hereof, the Corporation shall not be obligated to indemnify any director or officer in connection with an action or suit, or part thereof, initiated by such person against the Corporation unless such action or suit, or part thereof, was authorized or consented to by the Board.

Section 6.3 Indemnification for Costs, Charges and Expenses of a Successful Party. To the extent that a present or former director or officer of the Corporation has been successful, on the merits or otherwise (including, without limitation, the dismissal of an action without prejudice), in defense of any action, suit or proceeding referred to in Section 6.1 or 6.2, or in defense of any claim, issue or matter therein, such person shall be indemnified against all costs, charges and expenses (including attorneys' fees and expenses) actually and reasonably incurred by such person or on such person's behalf in connection therewith.

Section 6.4 Indemnification for Expenses of a Witness. To the extent that any person who is or was or has agreed to become a director or officer of the Corporation is made a witness to any action, suit or proceeding to which he or she is not a party by reason of the fact that he or she was, is or has agreed to become a director or officer of the Corporation, or is or was serving or has agreed to serve as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, at the request of the Corporation, such person shall be indemnified against all costs, charges and expenses actually and reasonably incurred by such person or on such person's behalf in connection therewith.

To the extent that any person who is or was or has agreed to become an employee or agent of the Corporation is made a witness to any action, suit or proceeding to which he or she is not a party by reason of the fact that he or she was, is or has agreed to become an employee or agent of the Corporation, or is or was serving or has agreed to serve as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, at the request of the Corporation, such person may be indemnified against all costs, charges and expenses actually and reasonably incurred by such person or on such person's behalf in connection therewith.

Section 6.5 Determination of Right to Indemnification. Any indemnification under Section 6.1 or 6.2 (unless ordered by a court) shall be made, if at all, by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper under the circumstances because he or she has met the applicable standard of conduct set forth in Section 6.1 or 6.2. Any indemnification under Section 6.4 (unless ordered by a court) shall be made, if at all, by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper under the circumstances. Such determinations shall be made with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of directors who were not parties to such action, suit or proceeding even though less than a quorum of the Board, (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, (3) if there are no such directors, or if such directors so direct, by independent counsel in a written opinion or (4) by the stockholders of the Corporation. To obtain indemnification under this Article VI, any person referred to in Section 6.1, 6.2, 6.3 or 6.4 shall submit to the Corporation a written request, including therewith such documents as are reasonably available to such person and are reasonably necessary to determine whether and to what extent such person is entitled to indemnification.

Section 6.6 Advancement of Costs, Charges and Expenses. Costs, charges and expenses (including attorneys' fees and expenses) incurred by or on behalf of a director or officer in defending a civil or criminal action, suit or proceeding referred to in Section 6.1 or 6.2 shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding; provided, however, that the payment of such costs, charges and expenses incurred by or on behalf of a director or officer in advance of the final disposition of such action, suit or proceeding shall be made only upon receipt of a written undertaking, by or on behalf of the director or officer to repay all amounts so advanced in the event that it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Corporation as authorized in this Article VI or by law. No security shall be required for such undertaking and such undertaking shall be accepted without reference to the recipient's financial ability to make repayment. The majority of the directors who were not parties to such action, suit or proceeding may, upon approval of such director or officer of the Corporation, authorize the Corporation's counsel to represent such person, in any action, suit or proceeding, whether or not the Corporation is a party to such action, suit or proceeding.

Section 6.7 Procedure for Indemnification. Any indemnification under Section 6.1, 6.2, 6.3 or 6.4 or advancement of costs, charges and expenses under Section 6.6 shall be made promptly, and in any event within sixty (60) days (except indemnification to be determined by stockholders which will be determined at the next annual or special meeting of stockholders), upon the written request of the director or officer. The right to indemnification or advancement of expenses as granted by this Article VI shall be enforceable by the director, officer, employee or agent in any court of competent jurisdiction in the event the Corporation denies such request, in whole or in part, or if no disposition of such request is made within sixty (60) days of the request. Such person's costs, charges and expenses incurred in connection with successfully establishing his or her right to indemnification or advancement, to the extent successful, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advancement of costs, charges and expenses under Section 6.6 where the required undertaking, if any, has been received by the Corporation) that the claimant has not met the standard of conduct set forth in Section 6.1 or 6.2, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its directors, its independent counsel and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section 6.1 or 6.2, nor the fact that there has been an actual determination by the Corporation (including its directors, its independent counsel and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

Section 6.8 Settlement. The Corporation shall not be obligated to reimburse the costs, charges and expenses of any settlement to which it has not agreed. If, in any action, suit or proceeding (including any appeal) within the scope of Section 6.1 or 6.2, the person to be indemnified shall have unreasonably failed to enter into a settlement thereof offered or assented to by the opposing party or parties in such action, suit or proceeding, then, notwithstanding any other provision of this Article VI, the indemnification obligation of the Corporation to such person in connection with such action, suit or proceeding shall not exceed the total of the amount at which settlement could have been made and the expenses incurred by or on behalf of such person prior to the time such settlement could reasonably have been effected.

Section 6.9 Other Rights; Continuation of Right to Indemnification; Individual Contracts. The indemnification and advancement of costs, charges and expenses provided by or granted pursuant to this Article VI shall not be deemed exclusive of any other rights to which any person seeking indemnification or advancement of costs, charges and expenses may be entitled under law (common or statutory) or any Bylaw, agreement, policy of indemnification insurance or vote of stockholders or directors or otherwise, both as to action in his or her official capacity and as to action in any other capacity while holding office, and shall continue as to any person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the legatees, heirs, distributees, executors and administrators of any such person. Nothing contained in this Article VI shall be deemed to prohibit the Corporation from entering into, and the Corporation is specifically authorized to enter into, agreements with directors, officers, employees and agents providing indemnification rights and procedures different from those set forth herein. All rights to indemnification under this Article VI shall be deemed to be a contract between the Corporation and each director, officer, employee or agent of the Corporation who serves or served in such capacity (or is or was serving or has agreed to serve at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) at any time while this Article VI is in effect.

Section 6.10 Savings Clause. If this Article VI or any portion shall be invalidated on any ground by any court of competent jurisdiction, the Corporation shall nevertheless indemnify each director or officer, and may indemnify each employee or agent, of the Corporation as to any costs, charges, expenses (including attorneys' fees and expenses), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the Corporation), to the full extent permitted by any applicable portion of this Article VI that shall not have been invalidated and to the fullest extent permitted by applicable law.

Section 6.11 Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the Corporation or is or was serving or has agreed to serve at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any costs, charges or expenses, liability or loss incurred by such person in any such capacity, or arising out of such persons status as such, whether or not the Corporation would have the power to indemnify such person against such costs, charges or expenses, liability or loss under this Certificate of Incorporation or applicable law; provided, however, that such insurance is available on acceptable terms as determined by a vote of the

Board. To the extent that any director, officer, employee or agent is reimbursed by an insurance company under an indemnification insurance policy for any costs, charges, expenses (including attorneys' fees and expenses), judgments, fines and amounts paid in settlement to the fullest extent permitted by any applicable portion of this Article VI, the Bylaws, any agreement, the policy of indemnification insurance or otherwise, the Corporation shall not be obligated to reimburse the person to be indemnified in connection with such proceeding.

Section 6.12 Definitions. For purposes of this Article VI, the following terms shall have the following meanings:

(a) "The Corporation" shall include, in addition to the resulting corporation, any constituent corporation or entity (including any constituent of a constituent) absorbed by way of an acquisition, consolidation, merger or otherwise, which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation or entity, or is or was serving at the written request of such constituent corporation or entity as a director or officer of another corporation, entity, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation or entity as such person would have with respect to such constituent corporation or entity if its separate existence had continued;

(b) "Other enterprises" shall include employee benefit plans, including, but not limited to, any employee benefit plan of the Corporation;

(c) "Director or officer" of the Corporation shall include any director or officer of the Corporation who is or was or has agreed to serve at the request of the Corporation as a director, officer, partner or trustee of another corporation, partnership, joint venture, trust or other enterprise;

(d) "Serving at the request of the Corporation" shall include any service that imposes duties on, or involves services by a director, officer, employee or agent of the Corporation with respect to an employee benefit plan, its participants or beneficiaries, including acting as a fiduciary thereof;

(e) "Fines" shall include any penalties and any excise or similar taxes assessed on a person with respect to an employee benefit plan;

(f) To the fullest extent permitted by law, a person shall be deemed to have acted in "good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful," if his or her action is based on the records or books of account of the Corporation or another enterprise, or on information supplied to him or her by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise; and

(g) A person shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation," as referred to in Sections 6.1 and 6.2 if such person acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan.

Section 6.13 Subsequent Amendment and Subsequent Legislation. Neither the amendment, termination or repeal of this Article VI or of relevant provisions of the DGCL or any other applicable laws, nor the adoption of any provision of this Certificate of Incorporation or the Bylaws of the Corporation or of any statute inconsistent with this Article VI shall eliminate, affect or diminish in any way the rights of any director, officer, employee or agent of the Corporation to indemnification under the provisions of this Article VI with respect to any action, suit or proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of any such amendment, termination, repeal, provision or statute.

If the DGCL is amended to expand further the indemnification permitted to directors and officers of the Corporation, then the Corporation shall indemnify such persons to the fullest extent permitted by the DGCL, as so amended.

ARTICLE VII
CHOICE OF FORUM

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (3) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate of Incorporation or Bylaws, (4) any action to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or Bylaws or (5) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article VII.

ARTICLE VIII
AMENDMENTS

Section 8.1 Amendments of Certificate of Incorporation. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed in this Certificate of Incorporation, the

Corporation's Bylaws or the DGCL, and all rights herein conferred upon stockholders are granted subject to such reservation.

Section 8.2 Amendments of Bylaws. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of the Corporation is expressly authorized to make, alter, amend, rescind or repeal from time to time any of the Bylaws of the Corporation in accordance with the terms thereof; provided, however, that any Bylaw made by the Board may be altered, amended, rescinded or repealed in accordance with the terms thereof by the holders of a majority of the shares of Capital Stock entitled to vote thereon at any annual meeting or at any special meeting called for that purpose. Notwithstanding the foregoing, any provision of the Bylaws that contains a supermajority voting requirement shall only be altered, amended, rescinded or repealed by a vote of the Board or holders of shares of Capital Stock entitled to vote thereon that is not less than the supermajority specified in such provision.

ARTICLE IX
INCORPORATOR

The name and mailing address of the incorporator are as follows:

Michael Roe
2735 Wardlow Road
Corona, CA 92882

Executed on August 5, 2021.

DocuSigned by:
Michael Roe
C585DD79F3EF456...

Michael Roe, Incorporator

HARVARD BUSINESS SERVICES, INC.

16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Company Name: **SALEEN AUTOMOTIVE, INC.**
Delaware State File Number: **6148591**

Delaware Law requires a Communication Contact. What is that?

As your Registered Agent, the State of Delaware requires us to keep a Communications Contact for your company on record within our files so we can forward any legal documentation we receive for the company in a timely manner. By definition, the Communications Contact must be a living person who is a manager, officer, director, shareholder, member, employee or designated agent who is authorized to receive notices from the company's Delaware Registered Agent. This person must also be able to produce management and ownership names and contact information in the event of a legal matter such as a lawsuit or subpoena. This person must be at least 18 years of age.

In other words, the Communications Contact must have the ability and authority to receive, handle and appropriately reply to the correspondence we may forward. If this is incorrect, please let us know at your earliest convenience. Failure to keep the information up-to-date and valid can result in having to resign as the company's Registered Agent in Delaware. This will leave the company without a Registered Agent, which places the company in a forfeited (or "inactive") status.

This is the information currently on file for the Communications Contact:

Mr. Chris Manderson
3972 N 850 W
Lehi, UT 84043
United States

wcm@mandersonpc.com
(310)848-5762

Should someone else be the Communications Contact? Has your address changed?

Updates to the above information can be made through your online MCD account, or you can contact our mail center at mail@delawareinc.com.

HARVARD BUSINESS SERVICES, INC.

16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Did you know we offer many services other than formation/registered agent services? Below is a description of some of our popular services:

Foreign Qualification:
Many companies choose Delaware as their state of formation to take advantage of the strong corporate law structure but they do not actually do business in the State of Delaware. If your business will operate in a state other than the State of Delaware, a foreign qualification filing will typically be required. This filing allows a company to transact business in a jurisdiction other than where it was formed. Since every state has their own requirements to foreign qualify, let HBS take care of this detail for you.

Good Standing Certificates (Also known as Certificates of Existence):
A certificate of good standing may be required by many different parties, such as banks or different states. We can obtain a good standing from the State of Delaware for you from the State of Delaware. You may place the order online, www.delawareinc.com/gstanding, or contact us by email, phone or fax.

Tax ID Service:
We can obtain the Federal Tax Identification Number for your Delaware Corporation or LLC. The Federal Tax Identification Number, also known as a company's "EIN", is mandatory for opening US bank accounts, obtaining loans, hiring employees, or conducting business in the United States. Our service eliminates the hassle of dealing with the IRS.

Mail Forwarding Services:
All mail forwarding services can be viewed at our website: www.delawareinc.com/ourservices/mailfwd

Virtual Office Mail Forwarding & Telephone
Our best Mail Forwarding package includes the authorization to use our address as your mailing address as well as your own Delaware telephone number. We will scan all of your incoming mail and email it to you. You will receive a Delaware phone number (302 area code) that will automatically be forwarded to any domestic phone number you provide so that your clients may contact you.

Basic 6 & Basic 25 Mail Forwarding
Pay for 6 or 25 email scans to be used as needed. We scan each piece of mail received, email it to you and hold the physical mail for one (1) week. Within that time frame, you can request to have the mail sent to you. After one (1) week, the mail is securely shredded on site. As long as your company is active under our Delaware Registered Agent service, there is no time limit as to when you can use your scan credits.

Airplane & Yacht Mail Forwarding
Use our address to receive Federal Aviation Administration (FAA) Aircraft and/or Department of Natural Resources (DNREC) Boat Registrations. We will scan your mail, email it to you and physically forward registrations to your address on file.

Many of our other services can be found on our website: www.delawareinc.com/ourservices. To initiate any of the above services, please call 1-800-345-2677 ext. 6911 or 302-645-7400 ext. 6911. You may also send an email request to info@delawareinc.com.

HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

ACCOUNT: 238400

Mr. Chris Manderson
3972 N 850 W
Lehi UT 84043

August 9, 2021

RECEIPT:

SALEEN AUTOMOTIVE, INC.
Delaware Division of Corporations file # 6148591
Record ID 472681

Service Provided:

Incorporation	$179.00
Express Approval	$150.00
AMOUNT PAID:	**$419.00**

PAID IN FULL

***** Keep this receipt for your records *****

EXHIBIT G TO FORM C

TTW MATERIALS

[See attached]

Saleen is taking reservations for a possible, upcoming round. Join the waitlist today.

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Power In The Hands Of A Few

Saleen is a well-known company with a 40-year history in the automotive industry. The company started in competitive racing and quickly moved to manufacturing high-...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



SALEEN

$98,764.15 Raised

OVERVIEW | ABOUT | PRESS | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- Saleen is the leader in designing and manufacturing American high-performance sports cars and supercars. With 40+ years of experience developing cars with the Ford Motor Company, Saleen is now fundraising to bring the Saleen S1 to market.
- With 300+ racing wins, Saleen has been featured in Road & Track, USA Today, Wall Street Journal, Robb Report, Motor Trend, Muscle Cars and Trucks, Auto Evolution, Teslarati, Hot Cars, Fox News, and more.
- The Luxury-Premium Performance market was $617 billion in 2022 and is expected to reach over $1 trillion by 2030. Saleen hopes to capitalize on this growth by continuing the Saleen Original Series.

Reserve Now

RAISED	INVESTORS
$98,764.15	72

SALEEN IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
2735 Wardlow Road
Corona, CA 92882

WEBSITE
View Site

Saleen is a well-known company with a 40-year history in the automotive industry. The company started in competitive racing and quickly moved to manufacturing high-performance automobiles, including those under the Ford Motor Company umbrella. Saleen is continuing the Saleen Original Series, with the launch of the Saleen S1, a two-seater sports car entirely designed and developed by Saleen Automotive.

TEAM



Steve Saleen
Director

Mr. Saleen, our founder, Chief Executive Officer, President and one of our directors, has been president and CEO of SMS since its formation in July 2008. He has been board chairman and CEO of Saleen Automotive since its formation in



Charles Arzubiaga
Vice President, Controller

Charles Arzubiaga has over 30 years of accounting and finance experience with both private and public companies. In the past he has worked in manufacturing and distribution, primarily as a department head or leader of an



Greg Stacy
Vice President of Marketing

Gregory Stacy is Vice President of Marketing at Saleen Automotive. Greg is a consummate auto enthusiast with over 25 years of writing, producing and directing automotive content.

He began his career as a

July 2011. Mr. Saleen is considered one of the most successful and well-known automotive icons in the country, making him a well-qualified candidate to serve as our CEO and director. Mr. Saleen's entrepreneurial business plan laid the groundwork for an entirely new industry of design, engineering, manufacturing, and sales of high-performance vehicles that were race proven and marketed for sales through new car dealership showrooms nationwide. This included very successful racing programs featuring himself as a lead driver in vehicles of his design that went on to win championships. Mr. Saleen is generally recognized for his expertise in small volume vehicle manufacturing, vehicle transformation processes, and mass customization – creating customized products in an efficient mass – production manner. In August 2018, Mr. Saleen was presented with the Legends of Auto Award at a ceremony held in Monterey, CA. Previous recipients of the Legends of Auto Award include such automotive luminaries as Lee Iacocca, Jay Leno, Roger Penske, and the late Carroll Shelby. Mr. Saleen has a bachelor's degree in business from the University of Southern California.

interdepartmental team. He is a graduate of the University of California Santa Barbara, with a degree in Business Economics and an emphasis in Accounting and can sometimes be fanatical about his beloved Running Gauchos men's basketball team. When not at work, Charles enjoys traveling, live theater and dining with his wife Michelle and son Michael.

He began his career as a producer/cameraman and went on to produce and direct over 150 episodes of the award winning, weekly TV series Hot Rod Magazine on Speed Channel. He was the creative director and instrumental in launching the broadband, streaming network Torque.tv which became Motortrend OnDemand, and was later sold to Discovery Communications. Throughout his career in advertising he has worked with many automobile OEMs such as Acura, Honda, Fiat, Lexus, Toyota, Jeep, Dodge and Ram to name a few. Prior to joining Saleen, he was an executive producer at the world renowned Trailer Park agency in Hollywood, CA. While at Trailer Park, Greg was one of the leads and creative forces behind a series of Alfa Romeo commercials, and was the EP on the Alfa Romeo Super Bowl campaign that launched them back into the US market. Greg holds a BSME degree along with a MFA degree. He is a recipient of numerous CLIOs, Tellys, and ProMax/BDA advertising and content awards.

Werner Gruber
Vice President of Design

Werner Gruber is Vice President of Design at Saleen Automotive. He started his Career at Pininfarina, one of the most famous design houses in the automotive field. In 2010 he joined Ferrari and was the senior lead exterior designer of the LaFerrari, FXX-K and the Ferrari Portofino.

In 2019 he joined Saleen and was involved in the Development of the Saleen S1, and the Saleen Formula; a track-only, formula spec racecar.

Having insight into the latest technology for the burgeoning EV marketplace, he worked as a consultant for BYD – Shenzhen, supervising numerous vehicles until 2021.

He has been a recipient of numerous design awards; including RedDot for the LaFerrari in 2015, RedDot Best of the Best in 2015 for the Ferrari FXX-K. His Projects also won the IF Gold Award for 2016, and RedDot Best of the Best for the Ferrari Portofino in 2018.



Paul Moore
Vice President of Operations

Paul Moore is currently the Vice President of Operations at Saleen Automotive. He started his career in manufacturing at Boeing in the aircraft industry and earned many awards relating to quality standards and training of personnel. Paul was then chosen by the legendary Vic Edelbrock as the General Manager of the Exhaust & Suspension Divisions. He managed all aspects of Manufacturing and Engineering, introduced robotics and automation to the production process and oversaw the development of the Adjustable Trailing Arm which won Best Design at Sema. Paul also discovered and introduced Cerakote ceramic high temperature coatings to the aftermarket exhaust industry. Cerakote is currently utilized in most exhaust applications and is considered the industry leader. Paul then worked for Magnaflow Exhaust where he was the Project Manager in charge of designing and introducing headers as well as improving the design and automation of the successful Exhaust Manifold line. Paul is now overseeing Operations and Procurement for Saleen Automotive. He is focused on raising the efficiency, cost savings, quality and productivity of the builds. He works closely with engineering on new projects to achieve superior design and industry leading performance.



Frederic Blum
Vice President of Retail and Sales

Fred Blum currently serves as the Vice-President of Retail and Sales for Saleen Automotive. Prior to this role, Fred served as President of US Automotive International, a consulting firm focused on advising clients in the automotive industry on sales, marketing and distribution. Fred has also served as Executive Director of the Aljomaih Automotive Company, a distributor of General Motors in Saudi Arabia. Fred has a Bachelor's Degree in Business from the University of Minnesota, Carlson School of Business.



Dennis Hartmann
Director

Dennis is the founding member of The Hartmann Law Group, a practice he commenced in 1990. His extensive litigation experience includes complex business litigation involving breach of fiduciary duty, employment, intellectual property and other business related matters. Dennis' litigation experience also includes real estate matters, fraud, entertainment, partnership dissolution, pursuing fraudulent conveyances and breaking offshore trusts to dismantle vehicles with no purpose other than to hid assets. In addition to serving as lead counsel in multi-year trials involving financial fraud and breach of fiduciary duty, he has developed legal strategies, overseen all facts of pre-trial discovery, and argued motions before the trial court and the Court of Appeal. In 2015, Dennis and his firm successfully litigated a breach of fiduciary case in connection with a fraudulent sale of real estate that was awarded the largest judgment in California ($68,000,000) as reported in the



Neil Hannemann
Director

Mr. Hannemann is currently a member of the board of directors for Saleen. Mr. Hannemann began his automotive career by attending General Motors Institute. Upon graduation he worked at Minicars, Inc., involved in government contracts regarding vehicle safety. He then took a job with Chrysler working at the Chrysler/Shelby Performance Center, which was run by automotive legend Carroll Shelby, where Neil was involved in research for vehicle performance and the development of specialty Shelby products. Neil was also a development engineer for the Dodge Viper, a program manager for the Viper GTS/R racing program, and a program manager for the Dodge NASCAR effort. After almost 20 years with Chrysler, Neil then went to Saleen to work for another automotive legend, Steve Saleen, to develop the road going version of the Saleen S7. This led to Neil becoming the Chief Engineer for the Ford GT, and Saleen was involved in the manufacturing of that vehicle.



Michael Deschenes
Director

Mr. Deschenes is currently retired after having been active as an executive in the automobile industry for over 37 years. Most recently, Mr. Deschenes served as the Managing Director of Rampage Products, a Jeep accessory company, from January 2006 until March 2016. He holds a B.S. in Business Administration from California State University, Fullerton. Mr. Deschenes' experience as an automobile industry executive qualifies him to serve as a director. Michael works approximately 1 hour on an average weekly basis for Saleen.

Daily Journal. Dennis graduated Summa Cum Laude from University of Alabama and from the University of Texas School of Law (Austin) as a member of the Texas Law Review. Dennis works approximately 1 hour on an average weekly basis for Saleen.

Finally, Neil went to another legendary company, McLaren to again develop road going supercars for the McLaren brand. Since 2007, Neil has been a consultant working in a wide range of areas with a focus on supporting litigation related to vehicle safety. Neil works approximately 1 hour on an average weekly basis for Saleen.

PRESS

USA Today
Steve Saleen is back with a new $100K supercar

View Article

Hot Cars
10 Things We Love About The Saleen S1

View Article

Wall Street Journal
The Pure Automotive Muscle of the Saleen S7

View Article

MotorTrend
What Is a Saleen Mustang?

View Article

Robb Report
Steve Saleen Became One of the World's Best Mustang Tuners. Now He Has His Own Museum Exhibition

View Article

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ALL UPDATES

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Saleen.

JOIN THE DISCUSSION

DC

What's on your mind?

0/2500

Post

Joshua Moore
24 days ago

Hello, I hope it works out this time. What steps are being taken to avoid the toxic environment of SLNN?

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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Diana Ciraulo <diana@startengine.com>

Fwd: Access To Exclusive Perks

1 message

Colette Maalouf <colette.maalouf@startengine.com> Fri, Jul 7, 2023 at 2:48 PM
To: Diana Ciraulo <diana@startengine.com>

Colette Maalouf
Senior Funding Strategist
StartEngine

---------- Forwarded message ---------
From: **Saleen Automotive** <invest@saleen.com>
Date: Tue, Jun 13, 2023 at 11:08 AM
Subject: Access To Exclusive Perks
To: <colette.maalouf@startengine.com>

Dear Saleen Community,

Last week we announced our continuing development of our high-performance, Saleen S1 sports car, part of the Saleen Original Series.

More News: We are presenting this opportunity to our most loyal fans and followers by inviting you to become an owner/investor in Saleen and participate in our upcoming investment round.

If you reserve an investment, you'll receive exclusive access before anyone else and a discount only available to you, VIPs in the Saleen community:

- Be informed of the launch before we open up to the Public
- Reserve your shares now on StartEngine and **earn 10% bonus shares** when you invest
- Invest in the **first 72 hours** and receive an **additional 20% bonus shares, for a total of 30% bonus shares**


start engine
Add to Watchlist
INVEST IN SALEEN TODAY!
Power In The Hands Of A Few
Saleen is a well-known company with a 40-year history in the automotive industry. The company started out in competitive racing and quickly moved to manufacturing high-...
Show more
Reserve Now
SALEEN

We've partnered with StartEngine, one of the world's leading investing platforms to bring this investment opportunity to the public. Please click here to learn more about this investment opportunity and to reserve your shares now.

Thank you again for your continued support and confidence in Saleen Automotive.

Sincerely,
Steve

Reserve Your Investment Now



Steve Saleen
Founder | CEO
Saleen Automotive

Reserve Your Investment Now

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Our mailing address is:

Saleen Automotive
2735 Wardlow Rd
Corona, CA 92882-2869

Add us to your address book

Diana Ciraulo <diana@startengine.com>

Fwd: Earn Free Shares in Saleen

1 message

Colette Maalouf <colette.maalouf@startengine.com> Fri, Jul 7, 2023 at 2:48 PM
To: Diana Ciraulo <diana@startengine.com>

Colette Maalouf
Senior Funding Strategist
StartEngine

---------- Forwarded message ---------
From: **Saleen Automotive** <invest@saleen.com>
Date: Thu, Jun 15, 2023 at 11:26AM
Subject: Earn Free Shares in Saleen
To: <colette.maalouf@startengine.com>

Dear Saleen Community,

I am writing you to once again invite you to become an owner/investor in Saleen Automotive and help accelerate the growth of the Saleen Original Series and the S1 high-performance street car.

This an exclusive opportunity for the Saleen Community. If you reserve your shares now, you will:

- Be informed of the launch before we open up to the Public
- **Earn 10% free shares** when you invest after our round goes live
- Invest in the **first 72 hours** and receive an **additional 20% free shares, for a total of 30% free shares**


SALEEN
BRINGING DECADES OF
PERFORMANCE
TO THE STREETS
Turbo 2.2L - 450 HP
Race Track Proven
Carbon Fiber Body
Street Legal with Supercar DNA
2,700lbs Street Weight
Base MSRP $130K

We've partnered with StartEngine, one of the world's leading investing platforms to bring this investment opportunity to the public. Please click here to learn more about this investment opportunity and to reserve your shares now.

Thank you again for your continued support and confidence in Saleen Automotive.

Sincerely,
Steve

Reserve To Earn Free Shares



Steve Saleen

Founder | CEO
Saleen Automotive

Reserve To Earn Free Shares

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Our mailing address is:

Saleen Automotive
2735 Wardlow Rd
Corona, CA 92882-2869

Add us to your address book

Want to change how you receive these emails?
You can update your preferences or unsubscribe from this list.

Diana Ciraulo <diana@startengine.com>

Fwd: Earn Free Shares

1 message

Colette Maalouf <colette.maalouf@startengine.com> Fri, Jul 7, 2023 at 2:49 PM
To: Diana Ciraulo <diana@startengine.com>

Colette Maalouf
Senior Funding Strategist
StartEngine

---------- Forwarded message ---------
From: **Saleen Automotive** <invest@saleen.com>
Date: Tue, Jun 27, 2023 at 11:03 AM
Subject: Earn Free Shares
To: <colette.maalouf@startengine.com>

SALEEN®

Dear Saleen Community,

I'm writing as this is one of the last opportunities for you to receive free shares and other perks in Saleen Automotive. Our public fundraising campaign will be opening soon, and if you reserve your shares now, you'll get access to special perks, including:

- **Earn 10% free shares** when you invest after our round goes live
- Be informed of the launch before we open up to the Public
- Invest in the **first 72 hours** and receive an **additional 20% free shares, for a total of 30% free shares**


SALEEN
CONTINUING THE LEGACY. ACCELERATING THE
FUTURE
Saleen Mustang Debuts
1984
Saleen S7
2000
Ford GT Program
2004
Saleen Cup Racing Series
2019
RESERVE SHARES NOW
Saleen 1
COMING SOON

We've partnered with StartEngine, one of the world's leading investing platforms to bring this investment opportunity to the public. Please click here to learn more about this investment opportunity and to reserve your shares now.

Thank you again for your continued support and confidence in Saleen Automotive.

Sincerely,
Steve

Reserve To Earn Free Shares



Steve Saleen
Founder | CEO
Saleen Automotive

Reserve To Earn Free Shares

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Diana Ciraulo <diana@startengine.com>

Fwd: Final Chance Before Our Public Raise

1 message

Colette Maalouf <colette.maalouf@startengine.com> Fri, Jul 7, 2023 at 2:49 PM
To: Diana Ciraulo <diana@startengine.com>

Colette Maalouf
Senior Funding Strategist
StartEngine

---------- Forwarded message ---------
From: **Saleen Automotive** <invest@saleen.com>
Date: Mon, Jul 3, 2023 at 5:02 PM
Subject: Final Chance Before Our Public Raise
To: <colette.maalouf@startengine.com>

Dear Saleen Community,

Exciting news from our fans and friends: Our public fundraise on StartEngine is launching this week!

This is the **last chance** for you to reserve your shares. Reserving shares is non-binding and involves no obligation or commitment of any kind.

However, when you reserve your shares, you'll get access to special perks, including:

- Earn **10% free shares** when you invest after our round goes live
- Be informed of the launch before we open up to the Public
- Invest in the first 72 hours and receive an additional 20% free shares, for a total of **30% free shares**

Reserve To Earn Free Shares

We are launching this fundraise to relaunch the Saleen Original Series and bring the S1 car to the streets. Watch the below video for more information.





Steve Saleen
Founder | CEO
Saleen Automotive

Reserve To Earn Free Shares

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Our mailing address is:

Saleen Automotive
2735 Wardlow Rd
Corona, CA 92882-2869

Add us to your address book